SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Date of Report: August 15, 2006

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Translation of registrant’s name into English)

Trintech Group PLC

Trintech Building

South County Business Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes                No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b): 82- N/A

On August 13, 2006, Trintech Group plc (the “Company”) entered into a Share Purchase Agreement with Slan Limited, Grindon Limited, VeriFone Singapore Pte Ltd. and VeriFone Holdings, Inc. (the “Share Purchase Agreement”), which is furnished herewith as Exhibit 10.1.

On August 14, 2006, the Company issued a press release announcing that it had entered into the Share Purchase Agreement, which press release is furnished herewith as Exhibit 99.1.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

By:	/s/ Maurice Hickey
Maurice Hickey
Chief Financial Officer

Dated: August 15, 2006

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EXHIBIT INDEX

Exhibit Number
10.1	Share Purchase Agreement dated as of August 13, 2006 among Trintech Group plc, Slan Limited, Grindon Limited, VeriFone Singapore Pte Ltd. and VeriFone Holdings, Inc.

99.1	Trintech Group plc press release dated August 14, 2006

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Exhibit 10.1

Execution Copy

SHARE PURCHASE AGREEMENT

among

TRINTECH GROUP PLC

SLAN LIMITED

GRINDON LIMITED

VERIFONE SINGAPORE PTE LTD.

and

VERIFONE HOLDINGS, INC.

Dated as of August 13, 2006

-i-

-ii-

EXHIBITS AND SCHEDULES

EXHIBITS

1.1	Ancillary Agreements:
1.1(a)	Form of Escrow Agreement
1.1(b)	Form of Deed of Tax Covenants
1.1(c)	Form of Transition Services Agreement
3.8	Tax Warranties

SCHEDULES

0.1(a)	Key Employees
0.1(b)	Fixtures and Equipment
0.1(c)	“Knowledge” of Sellers
0.1(d)	Specified Excluded Assets

1.1(a)	Permitted Encumbrances
2.1(b)	Transferred Intellectual Property
2.2(f)	Excluded Contracts

-iii-

SHARE PURCHASE AGREEMENT, dated as of August 13, 2006, among Slan Limited, a Cayman Islands company limited by shares (“Cayman”), Grindon Limited, an Irish private company limited by shares (the “Company”), Trintech Group plc, an Irish public limited company (the “Parent” and, together with Cayman, the “Sellers”), VeriFone Singapore Pte Ltd. (the “Buyer”), a Singapore private limited company and VeriFone Holdings, Inc., a Delaware corporation (the “Buyer Parent”),

WITNESSETH:

WHEREAS, the Sellers are, among other activities, engaged in the business of providing secure integrated electronic card-based payment solutions to retailers, financial institutions and transaction processors, such as enterprise payment processing solutions gift and prepaid solutions, retail card-based payment processing software and point-of-sale hardware for both indoor and outdoor environments, including unattended payments terminals (the “Business”);

WHEREAS, Cayman desires to dispose of, and the Buyer desires to acquire, substantially all of the assets and the specifically designated liabilities of the Business, as more particularly set forth herein;

WHEREAS, the Parties intend to effect the transfer of these assets and assumption of these liabilities through a series of transactions in which the Sellers will transfer the designated assets into the Company, a newly formed Irish private company limited by shares, which will assume the specifically designated liabilities and the shares of which will, subject to the terms hereof, be acquired by the Buyer;

WHEREAS, on or before the Closing Date (as defined herein), the parties hereto will enter into an escrow agreement (the “Escrow Agreement”) in the form attached hereto as Exhibit 0.1(a) with Comerica Bank, as escrow agent (the “Escrow Agent”) pursuant to which the Escrow Amount will be deposited into escrow and held in escrow to offset potential indemnification claims against the Sellers upon the terms and subject to the conditions set forth in this Agreement and the Escrow Agreement;

WHEREAS, each of the employees listed on Schedule 0.1(a) (the “Key Employees”) are expected to enter into employment letters with the Buyer with effect from the Closing Date; and

WHEREAS, the board of directors of Parent and Cayman have each unanimously approved this Agreement, the formation of the Company, the transfer of the Business to the Company and the sale of the share capital of the Company by Cayman to the Buyer;

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

Section 1.1 Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“1990 Act” means the Companies Act, 1990, of Ireland.

“Accounts Payable” means all trade accounts and notes payable and other miscellaneous payables of any of the Sellers, the Company or any of their respective Affiliates as of the Closing that are Related to the Business and either (i) reflected in the Balance Sheet or (ii) arising after the Balance Sheet Date in the Ordinary Course of Business and reflected as a Current Liability in the Closing Statement; provided, however, that “Accounts Payable” shall not include (i) amounts accruing on or prior to the Closing Date payable to financial advisors, investment bankers, accountants, auditors or legal counsel or (ii) amounts payable in respect of Transfer Taxes payable in connection with the transactions contemplated by Section 2.1 of this Agreement, except for stamp duties payable by the Buyer upon transfer of the Shares to the Buyer pursuant to Section 2(l) of the Stamp Duties Consolidation Act 1999, of Ireland (all of which will, for the avoidance of doubt, be borne by the Sellers).

“Accounts Receivable” means all trade accounts and notes receivable and other miscellaneous receivables of any of the Sellers, the Company or their Affiliates as of the Closing arising out of the sale or other disposition of goods or services Related to the Business.

“Additional Financial Statements” has the meaning set forth in Section 5.10.

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with, such other Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Agreement” means this Share Purchase Agreement, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

“Ancillary Agreements” means the Transition Services Agreement and the Escrow Agreement.

“Assumed Liabilities” means the following Liabilities and no other Liabilities:

(i) Liabilities accrued for in the Company Financial Statements;

(ii) Liabilities Related to the Business incurred by the Company, the Sellers or any of their respective Affiliates in the Ordinary Course after the Balance Sheet Date (and if incurred between the date of this Agreement and Closing to the extent incurred in compliance with the terms of this Agreement) and reflected as Current Liabilities in the Closing Statement;

(iii) Liabilities consisting of performance obligations under the Contracts (including purchase orders Related to the Business arising in the Ordinary Course that have not been filled or satisfied as of the Closing ), other than any Liabilities under any Excluded Contract;

(iv) Liabilities in respect of the Smart 5000 Upgrade Program;

(v) Liabilities Related to the Business to the extent that they arise out of or relate to events, actions or circumstances that occur on and after the Closing Date; and

(vi) Liabilities Related to the Business that constitute known or unknown “loss contingencies” or “asserted” or “unasserted” claims or assessments as such terms are used in Statement of Financial Accounting Standards No. 5 (“SFAS No. 5”), regardless of whether such Liabilities are required to be accrued or disclosed under SFAS No. 5 (“Contingent Liabilities”), except for those Contingent Liabilities that would have been required to be accrued on a consolidated balance sheet of the Company as of the Closing Date under SFAS No. 5, and that (a) do not constitute Current Liabilities, (b) have not been accrued in the Company Financial Statements, and (c) are identified on or prior to the 90th calendar day following the Closing Date;

provided that, for the avoidance of doubt “Assumed Liabilities” shall not include any “Excluded Liabilities”.

“Balance Sheet” has the meaning set forth in Section 3.6(a).

“Balance Sheet Date” has the meaning set forth in Section 3.6(a).

“Base Working Capital Value” shall mean $2,750,000.

“Benefit Plans” means all employee benefit, compensation, pension, severance, stock option, stock purchase, stock appreciation, stock based incentive or other plans, rights or agreements covering any Transferred Employees and any change-in-control agreements, and all amendments thereto.

“Books and Records” means all books, ledgers, files, reports, plans, records, customer lists, manuals and other materials (in any form or medium) of, or maintained for, the Business, including price lists, customer lists, vendor lists, mailing lists, warranty information, catalogs, sales promotion literature, advertising materials, brochures, records of operation, standard forms of documents, manuals of operations or business procedures, research materials and product testing reports required by any Governmental Entity, but excluding any such items to the extent (but solely to the extent) that they relate to any Excluded Assets or Excluded Liabilities.

“Business” has the meaning set forth in the Recitals.

“Business Day” means any day other than a Saturday, a Sunday or any other day on which banks in Dublin, Ireland or San Jose, California are authorized or obligated by Law or executive order to close.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Parent” has the meaning set forth in the Preamble.

“C9400 Inventory” means all finished goods inventory of Payware Compact 9400 POS terminals held by the Company, any of the Sellers or any of their respective Affiliates.

“Cayman” has the meaning set forth in the Preamble.

“Claim Notice” has the meaning set forth in Section 7.3(a).

“Closing” means the consummation of the share purchase that is the subject of this Agreement.

“Closing Balance Sheet” has the meaning set forth in Section 2.6(a).

“Closing Date” has the meaning set forth in Section 2.7.

“Closing Date Working Capital Value” shall mean (x) the total Current Assets shown on the Closing Statement, minus (y) the total Current Liabilities (excluding deferred revenue) shown on such Closing Statement, it being understood that such amount may be adjusted by either agreement of the Parties or by the CPA Firm, in each case pursuant to Section 2.6; provided that, for purposes of determining the Closing Date Working Capital Value, no value will be attributed to (i) any cash held by the Company or any of its Subsidiaries (which will have been paid to Cayman pursuant to Section 2.5(b)); (ii) the C9400 Inventory; or (iii) the Smart 5000 Warranty Reserve.

“Closing Statement” has the meaning set forth in Section 2.6(a) and, in the event of a Closing Statement Objection, as adjusted by either (i) the agreement of the Buyer and Sellers, or (ii) the CPA Firm acting pursuant to Section 2.6(c).

“Closing Statement Objection” has the meaning set forth in Section 2.6(b).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Disclosure Schedule” has the meaning set forth in the preamble to Article III.

“Company Financial Statements” has the meaning set forth in Section 3.6(a).

“Company Share Capital” means the ordinary shares of €1.00 each in the capital of the Company.

“Competing Business” has the meaning set forth in Section 5.6(b).

“Contracts” means all agreements, contracts, leases and subleases, purchase orders, arrangements, commitments and licenses (other than this Agreement and the Ancillary Agreements) whether written or oral, that are Related to the Business as of the Closing, or to which any of the Transferred Assets, Transferred Employees and Assumed Liabilities is subject.

“CPA Firm” means a nationally recognized registered public accounting firm mutually selected by the Buyer and the Parent; provided that, if the Buyer and the Parent are unable to agree on such an accounting firm to be the CPA Firm within 45 days following delivery of a Closing Statement Objection, the CPA Firm shall be Deloitte & Touche LLP.

“Current Assets” shall mean the current assets Related to the Business, other than the Excluded Assets, as determined under GAAP, provided that any Non-Compliant RoHS Inventory shall be written off by the Sellers prior to the Closing.

“Current Liabilities” shall mean the current liabilities Related to the Business, as determined under GAAP, including, without limitation, warranties and deferred revenue.

“Data Protection Directives” means (i) Directive 95/46/EC of the European Parliament and of the Council of 24 October 1995 on the protection of individuals with regard to the processing of personal data and the free movement of such data; and (ii) Directive 2002/58/EC of the European Parliament and of the Council 12 July 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector (Directive on privacy and electronic communications).

“Deed of Tax Covenant” means the deed of tax covenant in the form attached as Exhibit 1.1(b).

“Dilapidations” has the meaning set forth in Section 5.4(b).

“Dublin Lease” means the lease between Cyril McGuire and John McGuire of the one part and the Parent (under its then name of Trintech Group Limited) of the other part, covering the premises known as Unit No. 3, South County Business Park, Leopardstown, Dublin 18, more particularly described in the First Part of the First Schedule thereto, as to which the Parent has given all notices and satisfied all other requirements to terminate with effect from November 30, 2006.

“Electronic Commerce Directive” means the European Directive 2000/31/EC on certain legal aspects of information society service, in particular electronic commerce, in the internal market.

“Employees” and “Transferred Employees” means all current employees of the Business as of the Closing, whether or not actively at work on such date.

“Encumbrance” means any lien, pledge, charge, claim, encumbrance, security interest, option, mortgage, easement, or other restriction or third party right of any kind, including any license or other right to use or right of first refusal.

“Enterprise Ireland Grant” means any grant received from Enterprise Ireland Limited and Related to the Business, including without limitation the following employment grants and grants awarded under the Research Technology and Innovation Initiative:

(i)	RTI Grant (Project number 131936) offered on March 28, 2003;

(ii)	RTI Grant (Project number 135691) offered April 26, 2005;

(iii)	RTI Grant (Project number 135692) offered April 25, 2005; and

(iv)	Employment Grant Agreement with Exceptis Technologies Limited (Project number 089527), dated August 12, 1997.

“Environmental Law” means any Law and any Governmental Authorization relating to (x) the protection of the environment or human health and safety (including air, surface water, groundwater, drinking water supply, and surface or subsurface land or structures), (y) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, management, release or disposal of, any Hazardous Substance or waste material or (z) noise, odor or electromagnetic emissions.

“Escrow Agreement” has the meaning set forth in the Recitals.

“Escrow Amount” means $2,000,000.

“European Economic Area” has the meaning assigned to it by the Agreement on the European Economic Area signed at Oporto on May 2, 1992, as adjusted by the Protocol signed at Brussels on March 17, 1993.

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Contracts” means all Contracts listed on Schedule 2.2(f) together with, at the election of Buyer, any Material Contract that is required by this Agreement to be disclosed to Buyer but has not been so disclosed.

“Excluded Liabilities” means:

(i) Liabilities of the Company, any of the Sellers or any of their respective Affiliates that relate to (x) closure of the German operations of the Business and (y) severance costs for the termination of employment of Shaun Gray;

(ii) any Indebtedness;

(iii) any Liabilities arising from or related to the Sellers’ Business or any other activities of the Sellers or their Affiliates that are not Related to the Business;

(iv) any Liabilities that relate to any Excluded Asset or arise under any Excluded Contract; and

(v) those Contingent Liabilities that would have been required to be accrued on a consolidated balance sheet of the Company as of the Closing Date under SFAS No. 5, and that (a) do not constitute Current Liabilities, (b) have not been accrued in the Company Financial Statements, and (c) are identified on or prior to the 90th calendar day following the Closing Date.

“FCPA” has the meaning set forth in Section 3.10(b).

“Fixtures and Equipment” means all equipment, computers, tooling and other tangible personal property (other than Inventory) Related to the Business, wherever located, including any of the foregoing purchased subject to any conditional sale or title retention agreement in favor of any other Person, other than equipment, computers, tooling and other tangible personal property (other than Inventory) listed on Schedule 0.1(b).

“GAAP” means U.S. generally accepted accounting principles as applied by the Parent on a consistent basis in the preparation of the Company Financial Statements.

“Governmental Authorizations” means all licenses, permits, certificates and other authorizations and approvals Related to the Business and issued by or obtained from a Government Entity.

“Government Entity” means any (i) nation, state, county, city, town, village, district, or other jurisdiction of any nature, (ii) federal, state, local, municipal, foreign or other government, (iii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal), or (iv) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature (including any self-regulatory organization).

“Hazardous Substance” means (i) any substance that is listed, defined, designated or classified as hazardous, toxic or otherwise harmful under applicable Laws or is otherwise regulated by a Government Entity, (ii) any petroleum products and byproducts, asbestos-containing material, polychlorinated biphenyls, lead-containing products, radioactive material or mold or (iii) any other substance which may be the subject of regulatory action or liability pursuant to any Environmental Law.

“Indebtedness” means (i) all liabilities for borrowed money, whether current or funded, secured or unsecured, all obligations evidenced by bonds, debentures, notes or similar instruments, and all liabilities in respect of mandatorily redeemable or purchasable capital stock or securities convertible into capital stock; (ii) all liabilities for the deferred purchase price of property; (iii) all liabilities in respect of any lease of (or other arrangement conveying the right to use) real property, or a combination thereof, which liabilities are required to be classified and accounted for under GAAP as a capital lease, (iv) all liabilities for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in clauses (i), (ii) or (iii) above to the extent of the obligation secured, and all liabilities as obligor, guarantor or otherwise with respect to any of the foregoing, to the extent of the obligation secured.

“Indemnified Parties” has the meaning set forth in Section 7.2(a).

“Intellectual Property” means all intellectual property rights and other intangible rights in the following: (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same (collectively, the “Trademarks”); (ii) inventions, discoveries and industrial designs, whether patentable or not, registered designs and unregistered design rights, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (iii) trade secrets, confidentiality rights and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists (collectively, “Trade Secrets”); and (iv) published and unpublished works of authorship, whether copyrightable or not (including without limitation databases and other compilations of information), including mask rights, semiconductor topography rights and Software, copyrights therein and thereto, registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof.

“Inventory” shall mean all raw materials, supplies, manufactured and processed parts, work-in-progress, packaging and finished goods and other inventory Related to the Business, wherever located, including all finished goods whether held at any location or facility of the Company, any Seller or any of their respective Affiliates or in transit to any of them, in each case as of the Closing Date, including for the avoidance of doubt, the C9400 Inventory, except to the extent included in, or constituting, Excluded Assets.

“IP Contracts” means all Contracts granting the Company, any of the Sellers or any of their respective Affiliates rights to use the Intellectual Property of other Persons or granting other Persons rights to use Intellectual Property of any of the Sellers or their Affiliates, including non-assertion agreements, covenants not to sue, settlement agreements, Trademark coexistence agreements, and Trademark consent agreements, but excluding standard non-disclosure, confidentiality and similar agreements.

“IP Indemnification Period” has the meaning set forth in Section 7.1.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, all other information technology equipments and all associated documentation, in each case Related to the Business.

“Key Employees” has the meaning set forth in the Recitals.

“knowledge” or “know” shall mean, with respect to the Sellers and the Company, the actual knowledge, after reasonable inquiry, of any of the individuals listed in Schedule 0.1(c).

“Law” means any law, statute, ordinance, rule, regulation, code, order, judgment, ruling, injunction or decree enacted, issued, promulgated, enforced or entered by a Government Entity or Self-Regulatory Organization.

“Liabilities” means any and all debts, liabilities, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including, whether arising out of any contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

“Losses” has the meaning set forth in Section 7.2(a).

“Material Adverse Effect” means an effect, circumstance or event that is materially adverse to the business, assets, financial condition or results of operations of the Business, taken as a whole, including the revocation, invalidity, impairment or other ineffectiveness of any material Product Certification or any group of Product Certifications that, when taken together, are material except to the extent (and solely to the extent) that any such effect, circumstance or event is (i) attributable to conditions affecting the industries in which Sellers participate, the U.S. economy as a whole, or non-U.S. economies as a whole in any countries where the Sellers have material operations or the capital markets generally, (ii) attributable to an outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war, or the occurrence of any acts of terrorism or (iii) attributable to the public announcement or pendency of this Agreement or the performance of this Agreement by the Sellers.

“Material Contracts” has the meaning set forth in Section 3.14(a).

“Non Compliant RoHS Inventory” means any Inventory related to Products that are not in material compliance with the RoHS Directive (excluding Inventory for which a waiver or deferral in the implementation or enforcement of the RoHS Directive applies pursuant to the RoHS Directive).

“Non-Governmental Authorizations” means all licenses, permits, certificates and other authorizations and approvals other than Governmental Authorizations that are (i) held by the Company, any of the Sellers or any of their respective Affiliates and (ii) Related to the Business.

“Notice Period” has the meaning set forth in Section 7.3(a).

“Object Code” means the computer readable code for software, which has been translated by a compiler for execution on a computer.

“OFAC” has the meaning set forth in Section 3.10(c).

“Open Pay Losses” means any Losses, including any necessary redesign, refurbishment, replacement and redeployment costs attributable to the facts and circumstances with respect to Open Pay 3000 POS Terminal described in Section 3.21 of the Company Disclosure Schedule.

“Open Source Software” means any Software that is publicly available and which contains or is derived from or which is distributed or licensed as free, open and/or without restriction and that requires as a condition of use, modification and/or distribution, that any other Software which is incorporated into, derived from or distributed with such Software or material, be (i) disclosed or distributed in Source Code form, (ii) licensed on terms which permit the making of derivative works or (iii) redistributable at no charge.

“Ordinary Course” or “Ordinary Course of Business” means the conduct of the Business in accordance with the normal day-to-day customs, practices and procedures of each of the Sellers.

“Parent” has the meaning set forth in the Preamble.

“PCI Standard” means the following standards: Payment Card Industry: Encrypting PIN Pad (EPP) Security Requirements Manual, Version 1.0, March 2005; Payment Card Industry: POS PIN Entry Device Security Requirements Manual, Version 1.3, February 2005; and Payment Card Industry: Data Security Standard, Version 1.0 December 15, 2004.

“Pension Schemes” has the meaning set forth in Section 3.13(q).

“Permits” has the meaning set forth in Section 3.25.

“Permitted Encumbrances” means (i) Encumbrances specifically disclosed in Schedule 1.1(a), (ii) mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, or repairmen’s liens and similar liens arising or incurred in the Ordinary Course, (iii) liens for Taxes, assessments, and other governmental charges not yet due and payable, or being contested in good faith and for which adequate reserves have been established as of the Balance Sheet Date, or reflected as a Current Liability in the Closing Statement, (iv) statutory or common law Encumbrances to secure obligations to landlords, lessors or renters under any Contract (other than the Excluded Contracts), and (v) in the case of Transferred Intellectual Property not owned by the Company, Sellers or any of their Affiliates, any limitation on the rights of the owners or licensors thereof not known to the Sellers.

“Person” means an individual, a corporation, a body corporate, a partnership, an association, a limited liability company, a Government Entity, a trust or other entity or organization.

“Personal Data” has the meaning set forth in the Data Protection Directives.

“Plexus” means Plexus Corp. or any of its Affiliates.

“Product” means any good or service developed or in development by the Company, any of the Sellers, or any of their respective Affiliates for sale or distribution in connection with the Business, whether or not such good or service has been or continues to be distributed.

“Product Certification” means all product certifications given or granted by processors or manufacturers with respect to Products.

“PRSAs” has the meaning set forth in Section 3.13(q).

“Purchase Price” has the meaning set forth in Section 2.5.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before, any Government Entity or domain name registrar.

“Related Benefit Schemes” has the meaning set forth in Section 3.13(q).

“Related to the Business” means required for, used primarily in the conduct of, or attributable primarily to the operation of, the Business as conducted by the Company, any of the Sellers or any of their respective Affiliates as of or prior to the Closing.

“Reorganization” means the series of transactions contemplated by Section 2.1 to be effected prior to Closing in which the Sellers will convey the Transferred Assets to the Company, which will assume the Assumed Liabilities.

“RoHS Directive” means Directive 2002/95/EC of the European Parliament and of the Council of 27 January 2003 on the restriction of the use of certain hazardous substances in electrical and electronic equipment.

“Scheduled Intellectual Property” has the meaning set forth in Section 3.12(a).

“Seller Required Approvals” means all consents, approvals, waivers, authorizations, notices and filings that are required to be listed and are listed on Sections 3.3(a) and 3.3(b) of the Company Disclosure Schedule.

“Sellers” has the meaning set forth in the Preamble.

“Sellers’ Business” has the meaning set forth in Section 2.2(a).

“Senior Key Employees” means the six Key Employees identified as such by the Buyer to the Sellers as of the date of this Agreement.

“Share Purchase” has the meaning set forth in Section 2.4.

“Shares” means the issued and outstanding share capital of the Company.

“Smart 5000 Upgrade Program” means the program established by the Parent with Plexus, and in cooperation with customers of the Business, to refurbish the pool of Smart 5000 units deployed with these customers in the United Kingdom and redeploy the refurbished units at customer locations in the United Kingdom.

“Smart 5000 Warranty Payment” means the difference of (i) $2,194,683 minus (ii) amounts paid by the Sellers on and after August 1, 2006, and prior to the Closing Date to Plexus and other suppliers in respect of the Smart 5000 Upgrade Program and chargeable, in accordance with the Sellers’ past practices, to the Smart 5000 Warranty Reserve.

“Smart 5000 Warranty Reserve” means the reserve, if any, established to cover the costs and expenses (whether or not expensed or capitalized) attributable to the Smart 5000 Upgrade Program.

“Software” means software program(s), including firmware, and any associated media, printed materials, notes, developer’s tools and documentation (including online or electronic documentation).

“Source Code” means the form of code for software, which is human readable, and which can be translated by a compiler for execution on a computer.

“Subsidiary” shall mean, with respect to any Person, as the case may be, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such party or by one or more of its respective Subsidiaries.

“Taxes” means all taxes, including income, gross receipts, ad valorem, value-added, excise, real property, personal property, sales, use, transfer, withholding, employment, unemployment, insurance, social security, business license, business organization, environmental, workers compensation, profits, license, lease, service, service use, severance, stamp, occupation, windfall profits, customs, duties, franchise and other taxes imposed by the United States of America or any state, local or non-U.S. government, including Ireland, the United Kingdom, Germany or Uruguay, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof, and including any liability for the Taxes of another Person.

“Tax Indemnification Period” has the meaning set forth in Section 7.1.

“Tax Returns” means all reports, returns, declarations, statements or other information supplied to a taxing authority in connection with Taxes.

“Third Party Claim” has the meaning set forth in Section 7.3(a).

“Threshold Amount” has the meaning set forth in Section 7.2(c).

“Trade Secrets” has the meaning set forth in the “Intellectual Property” definition.

“Transfer Taxes” has the meaning set forth in Section 2.9(k).

“Transferred Assets” has the meaning set forth in Section 2.1.

“Transferred Employee Pension Plans” means any pension schemes of the Company or the Sellers or any of their Affiliates in Ireland which relate solely to the Employees.

“Transferred Intellectual Property” means all the Intellectual Property Related to the Business owned or licensed by the Company or any Seller or any of their respective Affiliates, including, for the avoidance of doubt, all Books and Records relating thereto, and all embodiments thereof, Source Code and Object Code versions of each version of Software included in or comprising any Product, all rights to any marketing materials or user manuals or similar materials and the Intellectual Property listed on Section 2.1(b) of the Company Disclosure Schedule.

“Transferred Leases” means the existing leases of the Sellers under written lease agreements as in effect on the date of this Agreement for the facilities used in the Business in Hatfield, Hertfordshire, United Kingdom; Dublin, Ireland; and Montevideo, Uruguay.

“Transition Services Agreement” means the Transition Services Agreement in the form attached to this Agreement as Exhibit 1.1(c).

“WEEE Directive” has the meaning set forth in Section 3.11(g).

“Working Capital Adjustment” shall mean the absolute value of the Working Capital Difference (if the Working Capital Difference is a negative number) or zero (if the Working Capital Difference is a positive number).

“Working Capital Difference” shall mean the Closing Date Working Capital Value minus the Base Working Capital Value.

Section 1.2 Other Terms. Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

Section 1.3 Other Definitional Provisions. Unless the express context otherwise requires:

(a) the words “hereof”, “herein”, and “hereunder” and words of similar import, when used in this Agreement or any exhibit, schedule, annex or appendix, shall refer to this Agreement and its exhibits, schedules, annexes and appendices as a whole and not to any particular provision of this Agreement;

(b) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean United States Dollars;

(d) references herein to a specific Section, Subsection or Schedule shall refer, respectively, to Sections, Subsections or Schedules of this Agreement;

(e) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; and

(f) references herein to any gender includes each other gender.

ARTICLE II

PURCHASE AND SALE OF THE BUSINESS

Section 2.1 Carve-out. On or before the Closing, each of the Sellers, jointly and severally, shall, and each shall cause each of their Affiliates as applicable to, sell, convey, transfer, assign and deliver to the Company all of the Sellers’ and their Affiliates’ right, title and interest in and to the assets of the Sellers and such Affiliates Related to the Business, whether tangible or intangible, real or personal, except for the Excluded Assets (collectively, the “Transferred Assets”), free and clear of all Encumbrances, other than Permitted Encumbrances, including all of such right, title and interest in and to the following:

(a) all Inventory and all Accounts Receivable;

(b) all of the Transferred Intellectual Property, including all Scheduled Intellectual Property and all of the IT Assets;

(c) all of the Books and Records (which may, in the case of Books and Records originals of which the Sellers are required to retain pursuant to applicable Law, consist of true and correct copies thereof);

(d) all of the Product Certifications;

(e) all of the Fixtures and Equipment;

(f) except to the extent provided in Section 5.7(b), all of the Contracts, other than the Excluded Contracts;

(g) all causes of action, lawsuits, judgments, claims and demands of any nature available to or being pursued by any of the Sellers or their Affiliates to the extent related to the Transferred Assets or the ownership, use, function or value of any Transferred Asset, whether arising by way of counterclaim or otherwise, except to the extent included in the Excluded Assets;

(h) to the extent permitted by Law, all Governmental Authorizations and Non-Governmental Authorizations and all applications therefor; and

(i) to the extent permitted by Law, all guaranties, warranties, indemnities and similar rights in favor of any of the Sellers or their Affiliates to the extent related to any Transferred Asset;

in each case pursuant to instruments of transfer and assignment in a form mutually acceptable to the Buyer and the Sellers, each acting reasonably. To the extent that Sellers convey originals of Books and Records pursuant to clause (c) above, Sellers may, to the extent required for financial reporting purposes or pursuant to other prudent business document retention practices, maintain copies thereof.

Section 2.2 Excluded Assets. Notwithstanding anything herein to the contrary, from and after the Closing, the Sellers and their Affiliates shall retain all of their right, title and interest in and to, and there shall be excluded from the sale, conveyance, transfer or assignment to the Company or any Subsidiary of the Company hereunder, and the Transferred Assets shall not include, the following (collectively, the “Excluded Assets”):

(a) all assets, whether tangible or intangible, real or personal, used primarily in the business operated by Sellers as of or prior to the Closing of providing reconciliation, exception management, automated workflow and business intelligence to any business or accounting transaction, providing transaction data delivery, aggregation, validation and processing solutions and services, and providing transaction risk management, reporting, and cash management services (the “Sellers’ Business”) except for any such assets that are necessary for the operation of the Business;

(b) all rights, assets and accruals in connection with, or relating to, the Benefit Plans;

(c) all assets listed on Schedule 0.1(d);

(d) all Excluded Contracts; and

(e) all personnel records related to the Sellers’ Business.

Section 2.3 Liabilities.

(a) The Company shall assume and be responsible for the Assumed Liabilities, subject to an indemnity agreement in favor of the Sellers in a form mutually acceptable to the Buyer and the Sellers; and

(b) The Sellers and their Affiliates shall retain and be responsible for all Excluded Liabilities, none of which shall be assumed by the Company, subject to an indemnity agreement in favor of the Company in a form mutually acceptable to the Buyer and the Sellers.

Section 2.4 The Share Purchase. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Buyer shall purchase the Shares from Cayman, and Cayman shall (and the other Seller shall cause Cayman to) sell the Shares to the Buyer, in exchange for the Purchase Price (the “Share Purchase”).

Section 2.5 Purchase Price.

(a) The aggregate amount to be paid by the Buyer to Cayman for the Transferred Shares shall be the aggregate of the amounts payable under Sections 2.6 and 2.8(a) and the amount payable to Cayman under the Escrow Agreement (the “Purchase Price”).

(b) The Company shall, on or before the third Business Day following the Closing Date, send by wire transfer to the account of Cayman designated pursuant to Section 2.8(a), an amount in cash equal to the aggregate amount of cash as of the Closing Date and held in the cash accounts of the Company and its Subsidiaries identified to the Buyer not less than two (2) Business Days prior to the Closing Date.

Section 2.6 Working Capital Adjustment.

(a) On or before the 90th calendar day following the Closing Date, the Buyer shall deliver to the Sellers: a net working capital statement showing the Closing Date Working Capital Value as of the Closing Date (the “Closing Statement”) which will be derived from a balance sheet (the “Closing Balance Sheet”) of the Business as of the Closing Date, prepared by the Buyer in accordance with GAAP and in accordance with the requirements of this Agreement and audited by its independent registered public accounting firm.

(b) Following the delivery of the Closing Statement, the Buyer shall permit the Sellers and their authorized representatives, including one firm of accountants, and counsel retained by Sellers (which shall consist of one firm and necessary local counsel), upon reasonable notice and during normal business hours, to have reasonable access to the Books and Records and shall use reasonable best efforts to cause the independent registered public accounting firm referred to in Section 2.6(a) to provide access on similar terms to its work papers and related documentation prepared in connection with such audit (subject to the reasonable request of such accounting firm with respect to the terms and conditions of such access) that were used to prepare the Closing Statement to enable the Sellers to determine whether the Closing Statement has been prepared in accordance with GAAP and in accordance with the requirements of this Agreement and accurately reflects the Closing Date Working Capital Value. In the event that the Sellers determine that the Closing Statement does not accurately reflect the Closing Date Working Capital Value or has not been prepared in accordance with GAAP and otherwise in accordance with the requirements of this Agreement, the Sellers may, on or prior to the 30th calendar day following the delivery of such Closing Statement, deliver to the Buyer a written notice (any such notice, a “Closing Statement Objection”), setting forth a description in reasonable detail of the basis of the Sellers’ determination and the adjustments to the Closing Statement that the Sellers believe should be made. If the Sellers fail to deliver a Closing Statement Objection on or prior to the 30th calendar day after the Closing Date, such Closing Statement shall be conclusive and the Closing Date Working Capital Value set forth therein shall be final and conclusive.

(c) If the Buyer and the Sellers are unable to resolve all of their disagreements with respect to the proposed adjustments set forth in any Closing Statement Objection on or prior to the 30th calendar day following the delivery of such Closing Statement Objection, each of the Buyer on the one hand and the Sellers on the other hand shall have the option to refer any remaining disagreements to the CPA Firm which, acting as experts and not as arbitrators, shall determine, in accordance with GAAP and the requirements of this Agreement, and only with respect to the remaining disagreements so submitted, whether and to what extent (if any) the Closing Statement requires adjustment in order to accurately reflect the Closing Date Working Capital Value. The Buyer and the Sellers shall instruct the CPA Firm to deliver its written determination to the Buyer and the Sellers no later than 30 calendar days after the remaining disagreements underlying the Closing Statement Objection are referred to the CPA Firm. The CPA Firm’s determination shall be conclusive and binding upon the Buyer, the Sellers and their respective Affiliates. The fees and disbursements of the CPA Firm shall be borne equally by the Buyer and the Parent. The Buyer and the Sellers shall make readily available to the CPA Firm such accounting records of the Company and the Sellers and such other information as the CPA Firm may reasonably request in connection therewith.

(d) The Sellers jointly and severally agree that they will within five (5) Business Days of the final determination of the Closing Date Working Capital Value, cause to be paid to the Buyer the Working Capital Adjustment, if any, provided that no payment in respect of the Working Capital Adjustment will be required if the Working Capital Difference is less than $150,000. In the event that the Working Capital Difference is $150,000 or more, the full amount of the Working Capital Adjustment shall be paid to the Buyer.

Section 2.7 Closing. The Closing shall take place at the offices of Sullivan & Cromwell, 1870 Embarcadero Road, Palo Alto, California 94303 at 8:00 A.M., California time, on the fifth Business Day following the later of (i) the date on which the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing but subject to the fulfillment or waiver of those conditions) have been satisfied or waived or (ii) the completion to the reasonable satisfaction of the Buyer and the Sellers of the notification and consultation process as agreed between the parties in relation to the European Communities (Protection of Employees on Transfer of Undertakings) Regulations 2003, or at such other time and place as the parties hereto may mutually agree. The date on which the Closing occurs is called the “Closing Date”.

Section 2.8 Deliveries by the Buyer. At the Closing, the Buyer shall deliver the following:

(a) to Cayman, an amount in immediately available funds by wire transfer to an account or accounts which have been designated by the Sellers at least two Business Days prior to the Closing Date equal to (A) $10,100,000 minus (B) the Smart 5000 Warranty Payment; and

(b) to the Sellers, a duly executed counterpart of each Ancillary Agreement;

(c) to the Sellers, the Deed of Tax Covenant duly executed by the Buyer; and

(d) to the Escrow Agent, $2,000,000 in immediately available funds representing the Escrow Amount to be held pursuant to the Escrow Agreement

Section 2.9 Deliveries by the Sellers. At the Closing, the Sellers shall deliver, or cause to be delivered, to the Buyer the following:

(a) share transfers in respect of the Shares duly executed by the registered holder thereof in favor of Buyer or its nominee(s) and share certificates representing the Shares;

(b) true and correct copies of the transfer agreements evidencing the transfer of the Transferred Assets to the Company;

(c) true and correct copies of the executed assignments in the forms required by any Government Entity with which the rights to any Transferred Intellectual Property of any of the Sellers or their Affiliates have been filed, assigning to the Company the Transferred Intellectual Property, together with evidence of the same having been recorded in, or lodged with, the relevant intellectual property office;

(d) true and correct copies of such of the executed assignments, assigning to the Company all rights of each of the Sellers and its Affiliates in and to all of the Contracts, exclusive of any Excluded Liabilities, as are available at Closing together with any required acknowledgments from any counterparty to the extent received at Closing;

(e) evidence reasonably satisfactory to the Buyer that the Books and Records (or true and correct copies thereof to the extent contemplated in Section 2.1) are in possession of the Company;

(f) evidence of the obtaining of, or the filing with respect to, the Seller Required Approvals set forth on Schedule 3.3(a);

(g) the certificate to be delivered pursuant to Section 6.2(e);

(h) each of the Ancillary Agreements duly executed by the parties thereto (other than the Buyer and the Buyer Parent);

(i) the written resignations from all of the directors and officers (including the Company secretary or secretaries) of the Company and each of its Subsidiaries from their respective offices, such resignations to take effect upon the Closing;

(j) evidence reasonably satisfactory to Buyer that the Sellers have paid all applicable excise, transfer, sales and use, value-added, stamp, stamp duty reserve, documenting, filing, recordation and similar Taxes and fees and all recording and filing fees that may be imposed, assessed or payable by reason of, or as a result of the transactions contemplated by, this Agreement, including the formation of, and transfer of assets to, the Company as contemplated in Section 2.1 (“Transfer Taxes”), but excluding stamp duty payable upon the transfer of the Shares pursuant to Section 2(l) of the Stamp Duties Consolidation Act 1999, of Ireland; provided that, in cases where it has not been possible for the Sellers to fully settle or pay any particular Transfer Tax in advance of the Closing, the Sellers shall provide evidence, in a form reasonably satisfactory to the Buyer, that all necessary documentation relating to the payment of such Transfer Tax together with the funds reasonably estimated to be necessary to meet such liability, has been lodged for adjudication (or the relevant applicable procedure) with the relevant revenue authority;

(k) the Deed of Tax Covenant duly executed by the parties thereto (other than the Buyer and the Buyer Parent);

(l) evidence that a meeting of the board of directors of the Company has been duly convened at which, inter alia:

(i) the share transfers contemplated by this Agreement are to be approved (subject only to stamping);

(ii) such persons as the Buyer may nominate are to be appointed as directors, secretary, auditors and solicitors of the Company with immediate effect;

(iii) the resignations referred to in clause (j) are to be accepted; and

(iv) all existing mandates for the operation of bank accounts of the Company are revoked and new mandates are to be approved and adopted giving authority to such persons as the Buyer may nominate; and

(m) prior to the registration of the transfers of the Shares to the Buyer, the Seller shall co-operate in any manner reasonably requested by the Buyer for the convening and conduct of general shareholders’ meetings of the Company, shall execute on a timely basis all proxy forms, appointment of representatives, documents of consent to short notice and similar instruments that the Buyer may reasonably request, and shall act in all respects as the nominees and at the direction of the Buyer in respect of the Shares and all attached rights and interests.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each of the Sellers, jointly and severally, represents and warrants to the Buyer as of the date hereof and as of the Closing as follows subject in each case to such exceptions as are set forth in the disclosure schedule delivered by the Sellers to the Buyer concurrently with the execution of this Agreement (the “Company Disclosure Schedule”); it being acknowledged and agreed that any exception set forth in a specific section or subsection of the Company Disclosure Schedule shall qualify only the representation and warranty in the corresponding section or subsection of this Agreement and shall apply to another representation or warranty only to the extent that it is readily apparent on its face that such disclosure is applicable to such other representation or warranty.

Section 3.1 Organization and Qualification. Parent is a public limited company duly incorporated and validly existing under the laws of Ireland. Cayman is a company limited by shares duly incorporated and validly existing under the laws of the Cayman Islands. Each Seller has all requisite corporate power and authority to own, lease and operate its assets, to carry on the Business as currently conducted and to transfer the Transferred Assets to the Company. Each of the Sellers is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the conduct of the Business requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect. The Company is a private company limited by shares duly incorporated and validly existing under the laws of Ireland as a separate legal entity subject to suit in its own name. The Company has all requisite corporate power and authority to acquire the Transferred Assets and carry on the Business and to own and use the Transferred Assets. The Company is duly qualified or licensed to transact business in all jurisdictions in which the nature of the Business or its properties (after giving effect to the transactions contemplated by Section 2.1) makes such qualification necessary.

Section 3.2 Corporate Authorization. Each of the Sellers and the Company has full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreement and to perform their respective obligations hereunder and thereunder. The execution, delivery and performance by each of the Sellers and the Company of this Agreement and the Ancillary Agreement has been duly and validly authorized and no additional corporate or shareholder authorization or consent is required in connection with the execution, delivery and performance by each of the Sellers of this Agreement or the Ancillary Agreement.

Section 3.3 Consents and Approvals. Except as set forth on Schedule 3.3(a), no consent, approval, waiver, authorization, notice or filing is required to be obtained by the Company, any Seller or any of their respective Affiliates from, or to be given by the Company, any Seller or any of their respective Affiliates to, or made by the Company, any Seller or any of their respective Affiliates with, any Government Entity, in connection with the execution, delivery and performance by any Seller of them of this Agreement and the Ancillary Agreements. Except as set forth on Schedule 3.3(b), no consent, approval, waiver, authorization, notice or filing, including relating to any Product Certification, which is material to the Business is required to be obtained by the Company, any Seller or any of their respective Affiliates from, or to be given by the Company, any Seller or any of their respective Affiliates to, or made by any of them with, any Person which is not a Government Entity in connection with the execution, delivery and performance by any of them of this Agreement and the Ancillary Agreements.

Section 3.4 Non-Contravention; Binding Effect.

(a) The execution, delivery and performance by the Company, any Seller or any of their respective Affiliates of this Agreement and the Ancillary Agreement, the performance by any of them of their respective obligations herein and therein and the consummation of the transactions contemplated hereby and thereby, do not and will not (i) violate any provision of the organizational documents of the Company, any Seller or any of their respective Affiliates, (ii) assuming the receipt of all consents, approvals, waivers and authorizations and the making of the notices and filings set forth on Schedule 3.3(b), conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of the Company, any Seller or any of their respective Affiliates under, or result in a loss of any benefit to which any of them is entitled under, any Material Contract, or result in the creation of any Encumbrance upon any of the Transferred Assets, (iii) assuming the receipt of all consents, approvals, waivers and authorizations and the making of notices and filings set forth on Schedule 3.3(a) violate or result in a breach of or constitute a default under any Law to which the Company, any Seller or any of their respective Affiliates is subject, or under any Governmental Authorization, or materially impair or delay the ability of the Company, any Seller or any of their respective Affiliates to perform their obligations hereunder or (iv) violate, result in a breach of, or permit the termination, rescission or cancellation of any Product Certification, other than, in the case of clause (ii) above, any breaches, terminations, defaults, cancellations, modifications, accelerations, losses, violations or Encumbrances that would not have a Material Adverse Effect.

(b) This Agreement and the Ancillary Agreement, when executed and delivered by the Buyer and the other parties thereto, constitute a valid and legally binding obligation of the Company and each of the Sellers, enforceable against each of them in accordance with their respective terms subject to bankruptcy, insolvency and similar Laws affecting the rights of creditors generally and subject to rules of Law governing specific performance, injunctive relief and other equitable remedies.

Section 3.5 Capitalization; Share Capital; Subsidiaries.

(a) The authorized Company Share Capital as of the Closing Date will be €10,000,000 divided into 10,000,000 Ordinary Shares of €1.00 each, of which one (1) Ordinary Share will have been issued credited as fully paid up as of the Closing.

(b) Except as set forth in Section 3.5(b) of the Company Disclosure Schedule, there is, and at the Closing Date there will be, no: (i) outstanding subscription, option, call, convertible note, warrant or right (whether or not currently exercisable) to acquire any Company Share Capital or any shares of the Company’s Subsidiaries; or (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any Company Share Capital or any shares of the Company’s Subsidiaries.

(c) All issued shares of Company Share Capital will be issued in compliance in all material respects with all applicable Laws. None of the issued shares of the Company Share Capital will be issued in violation of any preemptive rights or other rights to subscribe for or purchase securities or assets of the Company or any Seller.

(d) None of the Company nor any of its Subsidiaries has ever purchased (or will purchase prior to the Closing), redeemed or otherwise acquired or held any shares of the Company Share Capital or other securities (other than shares in the Company’s Subsidiaries).

(e) Except as set forth in Section 3.5(e) of the Company Disclosure Schedule, the Company has no Subsidiaries. Each of the Subsidiaries of the Company is duly incorporated, validly existing and, if applicable, in good standing under the laws of its jurisdiction of incorporation or organization. The Company is the sole record and beneficial owner of the share capital of each of its Subsidiaries, free and clear of all Encumbrances (other than Permitted Encumbrances). No third party has a beneficial interest in or a right to acquire or vote any capital stock of any of the Company’s Subsidiaries.

(f) Cayman will, as of immediately prior to the Closing, possess good, valid and marketable title to the issued Company Share Capital which will at the Closing be transferred to Buyer free and clear of any Encumbrance.

Section 3.6 Financial Statements and Reports.

(a) Section 3.6(a) of the Company Disclosure Schedule sets forth the unaudited consolidated balance sheet, statements of profits and losses and statements of cash flows of the Business as of and for the twelve-month period ended January 31, 2006 and as of and for the three-month period ended April 30, 2006 (the “Company Financial Statements”). The Company Financial Statements are the most recent financial statements with respect to the Business prepared by or on behalf of the Sellers. The Company Financial Statements have been, and any Additional Financial Statements will be, prepared from the accounting records of the Company, and presented in accordance with GAAP, except for the absence of footnotes thereto and except that they will be subject to normal and recurring audit adjustments which in the aggregate will not be material in amount. The Company Financial Statements fairly present in all material respects the financial position of the Business as of January 31, 2006 (the “Balance Sheet Date”), and April 30, 2006 and the results of operations and cash flows of the Business for the twelve-month period ended on the Balance Sheet Date and the three-month period ended April 30, 2006, and are consistent with the Books and Records. None of the Sellers is aware of any adjustments to the Company Financial Statements, other than the presentation of footnotes and other than normal and recurring audit adjustments which in the aggregate would not be material in amount, that would be required in order for the Company Financial Statements to be subject to an unqualified audit report from a nationally recognized independent registered public accounting firm stating that they have been prepared in accordance with GAAP. The Business will record revenues and EBITDA for the three month period ended July 31, 2006, each as determined in accordance with GAAP, in amounts not less than those reflected in Section 3.6(a)(1) of the Company Disclosure Schedule. Any Additional Financial Statements will fairly present in all material respects the financial position of the Business as of their dates and the results of operations and cash flows of the Business for the periods presented. The balance sheet as of the Balance Sheet Date included in the Company Financial Statements is referred to in this Agreement as the “Balance Sheet.”

(b) Other than as set forth in Section 3.6 (b) of the Company Disclosure Schedule, the Business does not have any material liabilities or obligations of any nature (whether known, unknown, absolute, accrued, choate, inchoate, contingent or otherwise, whether direct or indirect, or as guarantor or otherwise with respect to any liability or obligation of any other Person and whether due or to become due), except (a) as and to the extent reflected in the Company Financial Statements, (b) for Liabilities under the Material Contracts or any other Contracts (other than Liabilities for any breach thereof), (c) for Liabilities incurred since the Balance Sheet Date and reflected as Current Liabilities in the Closing Statement or (d) for Liabilities which have arisen under this Agreement.

(c) The Company and each of its Subsidiaries maintains (and the Sellers and their Affiliates have maintained to the extent Related to the Business) a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Sellers have implemented such programs and have taken such steps they believe are reasonably necessary through the date hereof to provide for the upcoming compliance (not later than the relevant statutory and regulatory deadline therefor) with Section 404 of the Sarbanes-Oxley Act of 2002 and have not received, orally or in writing, any notification that their auditors believe that management will not likely be able to complete such assessment before the statutory deadline, or if completed, that it will not likely be completed in sufficient time for the auditors to complete such assessment.

Section 3.7 Litigation and Claims. Except as set forth in Section 3.7 of the Company Disclosure Schedule:

(a) There is no civil, criminal or administrative action, suit, demand, claim, hearing, proceeding or investigation of any nature pending or, to the knowledge of the Company or any of the Sellers threatened against the Company, any Seller or any of their respective Affiliates in connection with the Company, the Transferred Employees, the Transferred Assets, the Business or the transactions contemplated hereby. The foregoing includes actions pending or, to the knowledge of the Sellers, threatened (or any basis therefore known to any Seller) involving the prior employment of any employees engaged in the Business, the use in connection with the Business of any information or techniques allegedly proprietary to any of the employees’ former employers, or their obligations under any agreements with prior employers. There is no action, suit, proceeding or investigation by the Company, any of the Sellers or any of their respective Affiliates currently pending or which any of them intends to initiate Related to the Business.

(b) None of the Company, any of the Sellers of their Affiliates the Transferred Assets nor the Business is a party to or otherwise subject to or bound by any outstanding order, writ, judgment, award, injunction or decree of any court or other Government Entity or any arbitrator or arbitrators.

Section 3.8 Taxes. Subject to the qualifications and limitations set forth in the first paragraph of this Article III, each of the Sellers makes for the benefit of the Buyer, the representations and warranties with respect to Taxes set forth in Exhibit 3.8 hereto.

Section 3.9 Reserved.

Section 3.10 Compliance with Laws.

(a) Except as disclosed in Section 3.10(a) of the Company Disclosure Schedule, (i) the Business has been for the previous five (5) years and currently is being conducted in compliance in all material respects with all applicable Laws; and (ii) the Sellers have not received any written notice alleging any violation under any applicable Law in connection with the Business.

(b) None of the Company, any Seller or any of their respective Affiliates nor, to the Sellers’ knowledge, any of their respective directors, officers, agents or employees, has taken any action, directly or indirectly, that would result in a violation by such persons of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (“FCPA”) including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA. Each of them has conducted the Business in compliance with the FCPA (as applicable).

(c) To the Company’s knowledge, none of the Company, any Seller or any of their respective Affiliates, any of their respective directors, officers, agents or employees, is currently targeted by any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and none of them has directly or indirectly lent, contributed or otherwise made available funds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any Person currently targeted by any U.S. sanctions administered by OFAC.

Section 3.11 Environmental Matters. Except for matters that are set forth on Section 3.11 of the Company Disclosure Schedule:

(a) the Business has been for the previous five years and is currently in compliance in all material respects with all applicable Environmental Laws and there are no Liabilities under any Environmental Law with respect to the Business;

(b) neither the Company nor any Seller nor, to the Sellers’ knowledge, any predecessor in interest has received from any Person any written notice, demand, claim, letter or request for information, relating to any violation or alleged violation of, or any Liability under, any Environmental Law in connection with or affecting the Business or related to the Transferred Assets;

(c) there are no writs, injunctions, decrees, orders or judgments outstanding, and neither the Company nor any Seller has received notice that there are any actions, suits, proceedings or investigations pending, or, to the Sellers’ knowledge, threatened, relating to compliance with or Liability under any Environmental Law Related to the Business or the Transferred Assets;

(d) to the Sellers’ knowledge, there has been no release, threatened release, contamination or disposal of Hazardous Substances at any third party property, or waste generated by any of the Sellers or their Affiliates or any legally responsible predecessor corporation thereof, which has given or could reasonably be expected to give rise to any Liability under any Environmental Law for which the Business would incur or share Liability;

(e) no property currently or to the Sellers’ knowledge, formerly owned or operated in connection with the Business (including soils, groundwater, surface water, buildings and other structures) has been contaminated in any material respect by the Company, any Seller or any of their respective Affiliates with any Hazardous Substance that could reasonably be expected to require investigation or remediation under any Environmental Law;

(f) the Sellers have delivered or made available to the Buyer and/or its advisors all written environmental reports, audits, assessments, sampling data, liability analyses, memoranda, and studies in the possession of or conducted by or on behalf of the Company, any of the Sellers or any of their respective Affiliates with respect to compliance under, or Liabilities related to, any Environmental Law with respect to the Business; and

(g) except as specifically described in Section 3.11(g) of the Company Disclosure Schedule, the Products are in compliance in all material respects with, and there are no facts or circumstances likely to prevent or delay the ability of the Company and its Subsidiaries to comply in all material respects with, the European Directive 2002/96/EC on waste electrical and electronic equipment (as amended by European Directive 2003/108/EC) (“WEEE Directive”) or the RoHS Directive. Section 3.11(g) of the Company Disclosure Schedule lists all current products which are subject to the RoHS Directive and separately identifies which of these products, based on information provided by the respective suppliers, comply with the RoHS Directive as of the Closing Date or have been granted a waiver of compliance; any such waiver has been delivered to the Buyer prior to the date hereof.

Section 3.12 Intellectual Property.

(a) Section 3.12(a) of the Company Disclosure Schedule sets forth a true and complete list of all Registered Intellectual Property that is owned by any of the Sellers or their Affiliates and Related to the Business (the “Scheduled Intellectual Property”), indicating in each case the registration or application number (if applicable), jurisdiction and owner thereof. Except as set forth in Section 3.12(a) of the Company Disclosure Schedule, the Transferred Intellectual Property constitute all Intellectual Property Related to the Business and, immediately after the Closing, necessary for the Company to conduct and operate the Business as now being conducted. Except as set forth in Section 3.12(a) of the Company Disclosure Schedule and the IP Contracts on Section 3.12(c), the Sellers own all the Transferred Intellectual Property, free and clear of all Encumbrances, except Permitted Encumbrances and non-exclusive licenses granted in the Ordinary Course of Business. The Transferred Intellectual Property is not subject to any outstanding order, judgment, decree or agreement to which the Company, any of the Sellers or any of their respective Affiliates is a party or, to the Sellers’ knowledge, is otherwise bound, adversely affecting the Company’s, any of the Sellers’ or their Affiliates’ use thereof or rights thereto.

(b) To the knowledge of the Sellers, neither the conduct of the Business nor any of the Products has in the past or currently infringes upon, misappropriates or otherwise violates the Intellectual Property of any other Person. To the knowledge of the Sellers, none of the Transferred Intellectual Property is being infringed upon or violated by any other Person in any material respect.

(c) Section 3.12(c) of the Company Disclosure Schedule sets forth all IP Contracts, excluding (i) standard, non-exclusive licenses granted by the Sellers to end users of the Products, and immaterial non-disclosure agreements, confidentiality agreements and the like and (ii) non-exclusive licenses of commercially available software. Except as set forth in Section 3.12(c) of the Company Disclosure Schedule, (w) each IP Contract is, and will continue to be immediately following the Closing, in full force and effect in accordance with its terms, (x) no default or breach exists under, and there has been no event, condition or occurrence that, with the giving of notice or lapse of time, or both, would give rise or constitute a breach or default by any of the Sellers or their Affiliates or, to the knowledge of the Sellers, by any other Person, under any IP Contract, (y) the consummation of the transactions contemplated hereby will not conflict with, or result in the breach of, effect or give rise to any license under, or constitute a default under, or result in the termination, cancellation or acceleration (whether after the filing of notice or the lapse of time or both) of any right of any of the Sellers or their Affiliates under, or a loss of any benefit to which any of the Sellers or their Affiliates is entitled under, or the imposition of any obligation under, or Encumbrance on, any of the IP Contracts, and (z) no IP Contract contains any term that would materially change as a result of the consummation of the transactions contemplated hereby.

(d) Except as set forth in Section 3.12(d) of the Company Disclosure Schedule and routine office actions in connection with pending applications, there is no litigation, opposition, cancellation, proceeding, objection or claim pending or asserted to which the Company, any of the Sellers or any of their respective Affiliates is a party or, to the Sellers’ knowledge, is otherwise bound, or to Sellers’ knowledge, threatened concerning the ownership, validity, registerability, enforceability, infringement or use of any material Transferred Intellectual Property, and to the knowledge of the Sellers there exists no valid basis for any such litigation, opposition, cancellation, proceeding, objection or claim.

(e) Where and as applicable, the Registered Intellectual Property has been duly registered with, filed in or issued by (as applicable) such filing offices, as are identified on Section 3.12(e) of the Company Disclosure Schedule and such registrations, filings, issuances and other actions remain in full force and effect, and are current and unexpired. The Company is current in its filings of required documents and has paid all taxes, fees, and other financial obligations required to be paid in order to maintain in full force and effect all such items until the date hereof except to the extent that the Company has made a reasonable business judgment that any such item is not necessary for the proper and lawful conduct of the Business.

(f) The Company, each Seller and each of their respective Affiliates has taken reasonable measures to protect the secrecy, confidentiality and value of all Trade Secrets Related to the Business except to the extent that the Company has made a reasonable business judgment that any such Trade Secret is not necessary for the proper and lawful conduct of the Business. To the knowledge of the Sellers, such Trade Secrets have not been disclosed by the Company or any Seller or any of their respective Affiliates to any Person except pursuant to valid and appropriate non-disclosure and/or license agreements, which have not been breached. To Sellers’ knowledge, no Employee has any patents issued or applications pending for any device, process, design or invention of any kind now used or needed by any of the Sellers or their Affiliates in the furtherance of the Business which have not been assigned or licensed to any of the Sellers or their Affiliates. No current or former officer or employee of the Company or any Seller has any right, title or interest in or to any of the Scheduled Intellectual Property.

(g) All Employees and independent contractors have executed agreements for the benefit of the Company in substantially the form(s) provided to the Buyer pursuant to which, among other things, each Employee has assigned each of his or her inventions to the Company and a form of which has been provided to the Buyer. To the extent such agreements were executed for the benefit of any Seller, the Sellers will execute valid assignments to the Company of any portions thereof relating to the Transferred Assets. To Sellers’ knowledge, no Employee’s performance of his or her employment activities violates the Intellectual Property or other rights of any Person.

(h) The Company has sole possession of the Source Code for each version of the Software that is owned by it and material to the Business.

(i) To the Sellers’ knowledge, the IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required in connection with the Business. The IT Assets do not contain any “time bombs,” “Trojan horses,” “back doors,” “trap doors,” “worms,” viruses, bugs, faults or other devices or effects that (A) enable or assist any Person to access without authorization the IT Assets, or (B) otherwise significantly adversely affect the functionality of the IT Assets, except as disclosed in its documentation. To the Sellers’ knowledge, no Person has gained unauthorized access to the IT Assets. The Sellers have implemented reasonable backup and disaster recover technology consistent with industry practices.

(j) Neither the Company nor any of its Subsidiaries (or any Seller or any of their Affiliates in a manner Related to the Business) has incorporated, combined or used Open Source Software in, as part of, or distributed with the Products such that any Product or any proprietary software Related to the Business has or may become Open Source.

(k) The Company, each of the Sellers and each of their respective Affiliates is in all material respects in compliance with the Data Protection Directives to the extent applicable to the Business. None of the Company, any Seller nor any of their respective Affiliates has received from any Person any written notice, demand, claim, notice, letter or request for information relating to any non-compliance or alleged non-compliance with the Data Protection Directives in connection with or affecting the Business. No data processing of the Business has been carried out, and currently is not being carried out, by the Company other than in the European Economic Area and neither the Company, nor any Seller nor any of their respective Affiliates has transferred nor do they transfer any Personal Data Related to the Business outside the European Economic Area, in a manner that violates the Data Protection Directives.

(l) The Company, each of the Sellers and each of their respective Affiliates has been, and currently is, in compliance in all material respects with the Electronic Commerce Directive to the extent applicable to the Business. None of the Company, any Seller nor any of their respective Affiliates has received from any Person any written notice, demand, claim, notice, letter or request for information relating to any non-compliance or alleged non-compliance with the Electronic Commerce Directive in connection with or affecting the Business.

Section 3.13 Labor.

(a) Section 3.13(a) of the Company Disclosure Schedule delivered to Buyer’s Irish legal counsel in Dublin, Ireland sets forth, as of immediately prior to the Closing, the (i) standard terms and conditions of employment, job title, date of commencement of service job location and remuneration and benefits of all Employees, officers and directors whether agreed in writing or otherwise, (ii) the terms on which Employees, officers and directors supply services to the Business whether agreed in writing or otherwise; (iii) details of contracts of service with directors, officers and Employees of, and contracts for the supply of services to, the Company and its Subsidiaries, where the director, officer, Employee or provider of services is entitled to remuneration at a rate in excess of €50,000 per annum whether agreed in writing or otherwise; and (iv) any notice of termination given or received or material changes to the terms of employment or engagement of any director, Employee or supplier of services which have been proposed or made, whether by the Company or any of its Subsidiaries, whether agreed in writing or otherwise, since the Balance Sheet Date.

(b) Immediately prior to the Closing, there will be no amounts owing to any present or former directors, officers or Employees of, or persons supplying services to, the Company and its Subsidiaries or with respect to the Business, whether for salary, fees or otherwise, other than remuneration accrued for not more than one month or for reimbursement of business expenses or accrued bonuses and pension contributions governed by existing employment arrangements.

(c) No director is subject to a restriction order pursuant to section 150 of the 1990 Act or a disqualification order pursuant to section 160 of the 1990 Act or any similar or equivalent restriction or disqualification in any other jurisdiction and the number of directorships held by any director does not and has not at any time exceeded the number permitted by section 45 of the Companies (Amendment) No. 2 Act 1999, Ireland.

(d) Except for the contract of employment of Eamon Keating, all subsisting contracts of service or for services between the Company or any of its Subsidiaries and the directors, officers, employees and suppliers of services are determinable at any time on six (6) months notice or less without compensation other than compensation payable by statute.

(e) No contract of service exists between the Company or its Subsidiaries and a director, officer or employee in relation to which any of the relevant requirements of Section 28 of the Companies Act 1990 have not been fulfilled.

(f) Except as set forth in Section 3.13(f) of the Company Disclosure Schedule delivered to Buyer’s Irish legal counsel in Dublin, Ireland, no director, officer or employee or service supplier of the Company or its subsidiaries is entitled to any remuneration, loan, commission or other emoluments of whatever nature calculated by reference to the whole or part of the turnover, the profits or sales of the Company and the Company is not party to or bound by any share option, profit sharing, bonus or commission scheme (whether discretionary or otherwise) in respect of any of its officers, directors, or employees.

(g) Except as disclosed in Section 3.13(g) of the Company Disclosure Schedule delivered to Buyer’s Irish legal counsel in Dublin, Ireland, no director, officer or Employee of the Company or its Subsidiaries who is in receipt of remuneration in excess of €50,000 per annum, except as expressly contemplated in this Agreement, will be entitled to give notice as a result of the provisions of this Agreement and, to the knowledge of the Sellers and their Subsidiaries, no such director or officer or Employee intends to terminate its employment with the Company (whether by reason of an existing agreement or arrangement) after the Closing.

(h) Except as disclosed in Section 3.13(h) of the Company Disclosure Schedule delivered to Buyer’s Irish legal counsel in Dublin, Ireland, no former employee of the Company or its subsidiaries has a right to return to work or has or may have a rights to be reinstated or re engaged under the Unfair Dismissal’s Acts 1977-20015, the Maternity Protection Acts 1994 and 2004, Adoptive Leave Acts 1995 and 2005, Parental Leave Acts 1998 and 2006, Employment Equality Acts 1998-2004, Carers Leave Act 2001 (as amended) Protection of Employees (Part Time Work) Act 2001, Protection of Employees fixed term Work) Act 2003 or the European Communities (Protection of Employees on Transfer of Undertakings) Regulations 2003, under the provisions of any other comparable Law or at common law or in equity.

(i) Except as reserved in the Balance Sheet and as disclosed in Section 3.13(i) of the Company Disclosure Schedule delivered to Buyer’s Irish legal counsel in Dublin, Ireland, none of the Sellers, the Company or any of their respective Affiliates has made or agreed to make any payment to or provided or agreed to provide any benefit for any present or former director or employee or supplier of services to the Company which is not allowable as a deduction for Tax purposes.

(j) The Company is not liable to pay any industrial training levy, and has no outstanding or undischarged material Liability to pay any contribution, Tax or other impost arising in connection with the employment, engagement or remuneration of employees, directors or suppliers of services.

(k) Except as reserved in the Balance Sheet or as set forth in Section 3.13(k) of the Company Disclosure Schedule delivered to Buyer’s Irish legal counsel in Dublin, Ireland:

(a) no material Liability has been incurred by the Company or any of its Subsidiaries or by the Sellers with respect to the Business for breach of any contract of service or for services, redundancy payments, compensation for wrongful, unfair or discriminatory dismissal or breach of any statute (including, without limitation, the European Communities (Protection of Employees on Transfer of Undertakings) Regulations 2003, the Redundancy Payments Act 1967-2003 and the Protection of Employment Act 1977 or any statutory instrument enacted on foot thereof), or for failure to comply with any order for the reinstatement or re-engagement of any employee or for any other liability accruing from the termination of any contract of employment or for services howsoever arising, nor, are there any such claims pending or to the knowledge of Sellers, threatened against the Company or with respect to the Business or any circumstances which might give rise to such claims;

(b) no gratuitous payment has been made or promised by the Company or any of its Subsidiaries or by any Seller in respect of the Business in connection with the actual or proposed termination or suspension of employment or variation of any contract of employment or for the supply of services of any present or former director, employee or supplier of services; and

(c) no claims have been made for equal pay, discrimination, victimization, sexual or other harassment nor, to the knowledge of the Sellers, are there any such claims threatened or pending against the Company, or any of its Subsidiaries or against any Seller with respect to the Business nor are there any facts or circumstances which may give rise to such a claim being made.

(l) Section 3.13(l) of the Company Disclosure Schedule specifies all claims pending or, to the knowledge of the Sellers, threatened against the Company or any of its Subsidiaries or against any Seller in respect of the Business:

(a) by an employee or other person in respect of an accident or injury which is not fully covered by insurance; or

(b) by an employee, director, officer or supplier of services in relation to his or her terms and conditions of employment or appointment, or the terms and conditions on which he or she supplies services.

(m) Each of the Company and its Subsidiaries and each Seller in respect of the Business have complied in all material respects with all recommendations made or arbitration awards and declarations made by an arbitrator, court, or administrative body (including without limitation by the Employment Appeals Tribunal, the Equality Tribunal or the Rights Commissioner) legal obligations, codes of conduct or practice, collective agreements, customs and practices relevant to employees or trade unions, or the conditions of service of the employees and have maintained current, adequate and suitable records regarding the service of each of its employees.

(n) Within a period of one year preceding the date of this Agreement, neither the Company nor any of its Subsidiaries nor any of the Sellers in a manner related to the Business has given notice of any redundancies to the Minister for Enterprise, Trade and Employment of Ireland, or started consultations with any trade union, or other employee representative committee under the Protection of Employment Act, 1977 or the European Communities (Protection of Employees’ on the Transfer of Undertakings) Regulations, 2003 nor is it liable to make any payment to any person under the Redundancy Payments Acts 1967-2003 and the Protection of Employment Act 1977.

(o) Immediately prior to the Closing, each of the Company and its Subsidiaries:

(a) will have complied in all material respects with all recommendations; decision or determinations made by Industrial Relations Officers of the Labour Relations Commission, by Equality Officers of the Equality Tribunal, by the Labour Court, or by the Employment Appeals Tribunal each of Ireland;

(b) will not be involved in any material industrial or trade dispute, or negotiation regarding a claim, with any trade union or other group or organization representing employees; and

(c) is not aware of any circumstances existing which would be reasonably likely to lead to an industrial dispute involving the Company or its Subsidiaries, or that the provisions of this Agreement may lead to an industrial dispute.

(p) Neither the Company nor any of its Subsidiaries has had any dealings with any union nor are any of Employees subject to any trade union or collective bargaining agreement or arrangement.

(q) Section 3.13(q) of the Company Disclosure Schedule delivered to the Buyer’s Irish legal counsel in Dublin, Ireland contains a list of the current pension and death benefit schemes of each of the Company and its Subsidiaries (the “Pension Schemes”), personal retirement savings accounts operated by the Company or its Subsidiaries in respect of their employees (“PRSAs”) and disability benefit schemes (the “Related Benefit Schemes”) and contains particulars of the basis on which the Company, its Subsidiaries and their respective employees contribute to those schemes. With the exception of the Pension Schemes, the PRSAs and the Related Benefit Schemes, there are not in existence nor has any proposal been announced or commitment given or promise made to establish any retirement, death or disability benefit scheme for the benefit of any current or former employee (or any dependent of them) of the Company or its Subsidiaries, nor is the Company or its Subsidiaries under any obligation, whether contractual or otherwise, to or in respect of any current or former employee with regard to retirement, death or disability benefits pursuant to which the Company or its Subsidiaries is or may become liable to make payments. With the exception of the Pension Schemes, the PRSAs and the Related Benefit Schemes, no pension or retirement or sickness gratuity is currently being paid or has been promised by the Company or its Subsidiaries to or in respect of any current or former employee.

(r) The Pension Schemes of the Company are defined contribution schemes (as defined in Section 2 of the Irish Pensions Act 1990, as amended) and were established as such, were not established in succession to, and have not previously been converted from, a defined benefit scheme within the meaning of Section 2 of the Irish Pensions Act 1990, as amended.

(s) The Pension Schemes of the Company are (i) exempt approved schemes within the meaning of section 774 of the Irish Taxes Consolidation Act 1997, and (ii) registered with the Irish Pensions Board as required by the Irish Pensions Act, 1990, as amended. The Sellers are not aware of any matter or circumstance which might prejudice such approval.

(t) Section 3.13(t) of the Company Disclosure Schedule delivered to the Buyer’s Irish legal counsel in Dublin, Ireland sets forth copies of the current trust deeds, rules (and amendments thereto) and explanatory booklets (as applicable), and the most recent trustee annual report and accounts for the Pension Schemes, such documentation being true, complete and accurate in all material respects.

(u) All contributions and expenses for which the Company or any of its Subsidiaries may be liable under the Pension Schemes and the Related Benefit Schemes which have become payable in the period up to Closing have been paid.

(v) No plan, proposal or intention to amend (including any intention to alter the rates of employer and employee contributions to the Pension Schemes), discontinue (in whole or in part) or exercise a discretion in relation to the Pension Schemes has been communicated to the members of such schemes.

(w) To the knowledge of the Sellers (or, where applicable, their Subsidiaries), there are no actions, suits or claims (other than routine claims for benefits) pending against the trustees or administrators of the Pension Schemes or the Company or its Subsidiaries in respect of any act, event or omission arising out of or in connection with the Pension Schemes or the Related Benefit Schemes, and to the knowledge of the Sellers (or, where applicable, their Subsidiaries) there are no circumstances which might give rise to any such action, suit or claim under the Pension Schemes or the Related Benefit Schemes.

(x) All death in service benefits (other than refunds of contributions) which may be payable under the Pension Schemes and any benefits payable under the Related Benefit Schemes are fully insured.

(y) The Pension Schemes and the Related Benefit Schemes have at all times been duly administered in accordance with their terms and in accordance with all applicable legislation, regulations and requirements. The Company and its Subsidiaries have complied in material respects with all their obligations under the terms of the Pension Schemes and the Related Benefit Schemes and under all applicable legislation, regulations and requirements in relation to such arrangements.

Section 3.14 Contracts.

(a) Section 3.14(a) of the Company Disclosure Schedule sets forth, as of the date hereof, a complete and accurate list of all Contracts that are material to the Business, including those having the following description(s) (collectively, the “Material Contracts”):

(i) any Contract (or group of related Contracts) Related to the Business for the lease of personal property to or from any Person providing for lease payments in excess of $75,000 per annum;

(ii) any Contract (or group of related Contracts) Related to the Business for the purchase or sale of supplies, products, or other personal property, or for the furnishing or receipt of services, the performance of which will involve consideration in excess of $75,000;

(iii) any Contract Related to the Business concerning a partnership or joint venture or agreement involving a sharing of profits, losses, costs or liabilities by any of the Sellers or their Affiliates with any other Person;

(iv) any Contract (or group of related Contracts) under which any of the Sellers or their Affiliates has imposed an Encumbrance, other than a Permitted Encumbrance, on any of the Transferred Assets, tangible or intangible;

(v) any Contract Related to the Business requiring the Company or any of its Subsidiaries to maintain the confidentiality of any information in its or their possession other than a Contract entered into in the Ordinary Course of Business;

(vi) [Reserved]

(vii) any Contract that contains any provision or covenant limiting (A) the ability of the Company or any of its Subsidiaries to engage in the Business or to compete with any Person in any location or to employ or do business with any Person, (B) the ability of any Person to compete with or obtain products or services Related to the Business from the Company or (C) the ability of the Company to own or operate the Business other than with a specified Person or Persons;

(viii) any Contract that purports to limit (A) the ability following the Closing of any Affiliate of the Company or any of its Subsidiaries to engage in any line of business or to compete with any Person in any location or to employ or do business with any Person, (B) the ability following the Closing of any Person to compete with or obtain products or services from any Affiliate of the Company or any of its Subsidiaries or (C) the ability of the Company or any of its Subsidiaries to own or operate any business other than with a specified Person;

(ix) any collective bargaining agreement and any other agreements relating to organized labor to which the Company or its Subsidiaries are bound or to which any of the Transferred Employees is subject;

(x) any Contract for the employment of any individual who provides any services Related to the Business on a full-time, part-time, consulting, or other basis; and

(xi) any Contract between the Company or any of its Subsidiaries on the one hand and any of the Sellers or any of their Affiliates (other than the Company) on the other hand.

(b) All Material Contracts are in full force and effect and, to the Sellers’ knowledge, are enforceable against each party thereto in accordance with the express terms thereof, subject to bankruptcy, insolvency and similar Laws affecting the rights of creditors generally and subject to rules of Law governing specific performance, injunctive relief and other equitable remedies. To the Sellers’ knowledge, there does not exist under any Material Contract any actual or alleged violation, breach or event of default, or event or condition that, after notice or lapse of time, or both, would constitute a violation, breach or event of default thereunder on the part of any of the Sellers or their Affiliates or any other party thereto, except as set forth in Section 3.14(b) of the Company Disclosure Schedule. There are no disputes pending or, to the Sellers’ knowledge, threatened under any Material Contract.

(c) There are no outstanding powers of attorney in favor of any Person relating to the Business that affect any Transferred Asset.

(d) Section 3.14(d) of the Company Disclosure Schedule sets forth a correct and complete list of all commitments (whether binding or not) of the Company or of any of the Sellers or any of their respective Affiliates Related to the Business to contract manufacturers of any Products, including outstanding purchase orders, master purchase agreements or binding or non-binding forecasts for future purchases or requirements.

Section 3.15 Territorial Restrictions. None of the Company, any Seller or any of their respective Affiliates is restricted in any material respect by any agreement or understanding with any Person from carrying on the Business anywhere in the world or from expanding the Business in any way, or entering into any new businesses, except for such restrictions that would not apply to the Business or the Buyer or any of its Affiliates following the Closing. Neither this Agreement nor the transactions contemplated hereby will result in (a) the Buyer, the Company or any of their respective Affiliates being bound by, or subject to, any noncompete or other restriction on the operation or scope of the Business, (b) the Buyer, the Company or any of their respective Affiliates being obligated to pay any royalties or other amounts to any third party in excess of those payable by the Company and its Subsidiaries prior to the Closing, or (c) the obligation of the Buyer or the Company or any of their Subsidiaries to provide any source code of the Company or any of its Subsidiaries to any third party or the release of any source code of the Company or any of its Subsidiaries from any escrow (it being understood that the Sellers make no representation or warranty hereby with respect to obligations incurred by, or provisions that apply to, the Buyer or its Affiliates independent of any actions taken by the Sellers and their Affiliates).

Section 3.16 Absence of Changes. Since the Balance Sheet Date, the Sellers and their Affiliates have conducted the Business only in the Ordinary Course, and the Business has not experienced any event or condition and, to the Sellers’ knowledge, no event or condition is threatened, which, individually or in the aggregate, has had or is reasonably likely to have, a Material Adverse Effect. From October 31, 2005 to July 31, 2006, the Sellers and their Affiliates made capital expenditures and investments in research and development activities Related to the Business of approximately $100,000 for use with respect to compliance with the RoHS Directive and the PCI Standard. Since the Balance Sheet Date, none of the actions or events prohibited or circumscribed by Subsections (a) through (k) of Section 5.2 has been taken or has occurred, except as set forth in Section 3.16 of the Company Disclosure Schedule and except for actions or matters contemplated by this Agreement.

Section 3.17 Assets.

(a) Except as set forth in Section 3.17 of the Company Disclosure Schedule, the Transferred Assets, together with the assets the benefit of which is provided under the Transition Services Agreement, constitute all the assets, properties and rights necessary for the conduct of the Business as currently being conducted and shall constitute all of the assets, properties and rights necessary for the Buyer to continue to operate and conduct the Business immediately following the Closing in substantially the same manner as conducted by the Sellers and their Subsidiaries immediately prior to the Closing.

(b) Immediately prior to the Closing, the Company and its Subsidiaries will have good and valid title to, or a valid and binding leasehold interest or license in, all tangible personal property and technology necessary for the conduct of the Business by the Company and its Subsidiaries immediately following the Closing in substantially the same manner as conducted by the Sellers and their Subsidiaries as of the date of this Agreement, free and clear of any Encumbrance, except Permitted Encumbrances.

Section 3.18 Inventory. The Inventory consists of raw materials and supplies, manufactured and purchased parts, goods in process, and finished goods, all of which are merchantable in the Ordinary Course and none of which is obsolete, subject in each case only to the reserves for inventory write-down or reserves for obsolete or slow-moving inventory accrued on the Balance Sheet, as adjusted for the passage of time through the Closing Date in the Ordinary Course.

Section 3.19 Accounts Receivable. All Accounts Receivable are reflected properly on the Company’s books and records, are valid receivables subject to no setoffs or counterclaims, are current and, assuming collection efforts similar to those used by the Sellers prior to the Closing, collectible at their recorded amounts, subject only to the reserve for bad debts accrued for in the Balance Sheet, as adjusted for the passage of time through the Closing Date in the Ordinary Course.

Section 3.20 Products; Product Certifications.

(a) Except as set forth in Section 3.20(a) of the Company Disclosure Schedule (i) to the Sellers’ knowledge, there is no notice, demand, claim, action, suit, inquiry, hearing, proceeding, notice of violation or investigation from, by or before any Government Entity relating to any Product, or any services provided by the Company, any Seller or any of their respective Affiliates and Related to the Business or claim or lawsuit involving such a Product, which is pending or threatened by any Person, and (ii) there has not been, nor is there under consideration, any product recall or post-sale warning Related to the Business. All Products materially complied and comply with applicable Governmental Authorizations and Laws, and there have not been and there are no material defects or deficiencies in such Products.

(b) The Product Certifications set forth in Section 3.20(b) of the Company Disclosure Schedule are all the Product Certifications Related to the Business, and constitute all the Product Certifications necessary to conduct the Business as currently conducted. The consummation of the transactions contemplated herein will not result in the termination, rescission or material modification of any Product Certification.

(c) None of the Sellers or their Affiliates has made any material modifications or updates to any Product which would require Product Certifications different from those set forth in Section 3.20(b) of the Company Disclosure Schedule.

(d) Each of the Sellers believes in good faith that based on investments and investigations to date that each Product will meet all required PCI Standards at the time of implementation thereof and, except as set forth in Section 3.20(d) of the Company Disclosure Schedule, none of the Sellers or their Affiliates is aware of any reason by which any Product should not so comply.

Section 3.21 Warranties/Product Liability. Except as described in Section 3.21 of the Company Disclosure Schedule, (i) there are no material warranties, express or implied, written or oral, with respect to any Product; (ii) as of the date hereof there are no pending or, to the Seller’s knowledge, threatened claims with respect to any such warranty which could reasonably be expected to result in a Material Adverse Effect; (iii) to the Sellers’ knowledge, there are no statements, citations or decisions by any Government Entity declaring any Product defective or unsafe; (iv) no Product fails to meet any applicable standard promulgated by any applicable Government Entity; (v) to the Sellers’ knowledge, there have been no recalls ordered by any Government Entity with respect to any Product; and (vi) there are no material pending or, to the Sellers’ knowledge, threatened, product liability claims with respect to any Product and no such claims have been settled or adjudicated. Except as set forth in Section 3.21 of the Company Disclosure Schedule, there has not been, nor is there under consideration by the Business, any Product recall or post-sale warning conducted by or on behalf of the Business concerning any Product. All Products comply in all material respects with applicable Governmental Authorizations and Laws. The Smart 5000 Warranty Payment will be sufficient to meet the costs and expenses incurred by the Business in connection with the Smart 5000 Upgrade Program.

Section 3.22 Operation of the Business. Except as set forth in Section 3.22(i) of the Company Disclosure Schedule, no part of the Business will, as of the Closing, be operated through any entity other than the Company or any of its Subsidiaries. Section 3.22(ii) of the Company Disclosure Schedule sets forth a list of the locations where Products are manufactured, developed and packaged.

Section 3.23 Insurance. Section 3.23 of the Company Disclosure Schedule lists all insurance policies covering the material properties, assets, employees and operations of the Business (including policies providing property, casualty, liability, and workers’ compensation coverage). All of such policies or renewals thereof are in full force and effect. Neither the Company nor any of its Subsidiaries is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy.

Section 3.24 Customers and Suppliers. Section 3.24 of the Company Disclosure Schedule sets forth a list of (i) the twenty-five (25) largest customers based on revenues of the Business, and (ii) the ten (10) largest suppliers, based on expenses of the Business, in each case, during the twelve-month period ended January 31, 2006.

Section 3.25 Permits. To the knowledge of the Company, immediately prior to the Closing, the Company or its Subsidiaries (a) will own, hold or possess all permits, licenses, franchises or authorizations required by any Governmental Entity for the conduct or operations of the Business (collectively, the “Permits”), and (b) will not be in violation of, or default under, any such Permits, except in each case as would not reasonably be expected to have a Material Adverse Effect. No Permit will be violated, revoked, terminated prior to its normal expiration date or not renewed solely as a result of the consummation of the transactions contemplated by this Agreement, except, in all cases, for any violation, revocation, termination or renewal that would not reasonably be expected to have a Material Adverse Effect.

Section 3.26 Brokers’ Fees. Except for such fees as shall be payable by Parent to William Blair & Company, L.L.C. and Ion Equity Limited in connection with the transactions contemplated by this Agreement, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Sellers.

Section 3.27 Related Party Transactions. Except as disclosed in Section 3.27 of the Company Disclosure Schedule, none of the officers, directors, Employees or shareholders (other than the Parent and any direct or indirect Subsidiary solely in its capacity as a shareholder of the Company, any Seller or any of their Affiliates): (a) owns any tangible or intangible property or assets used in the Business; (b) owns direct or indirect material interest of any kind in, or is an Affiliate or employee of, or consultant or lender to, or borrower from, or has the right to participate in the management, operations or profits of, any Person (other than the Company, the Sellers or any of their Affiliates) that is (i) a competitor, supplier, customer, client, distributor, lessor, tenant, creditor or debtor of the Business, (ii) engaged in a business related to the Business, or (iii) participating in any transaction to which the Company, any Seller or any of their respective Affiliates is a party which is Related to the Business; or (c) otherwise is a party to any Contract; provided, however, that in the case of a publicly traded corporation, ownership of no more than one percent (1%) of the outstanding voting stock of such corporation, or, in the case of an entity which is not a publicly traded corporation, ownership of no more than five percent (5%) of the outstanding voting stock of such other entity shall not by itself be deemed a “material interest” for purposes of this Section 3.27.

Section 3.28 Obligations.

(a) Neither the Company nor any of its Subsidiaries is a guarantor or otherwise liable for any liability or obligation (including Indebtedness) of any other Person; and

(b) There are no outstanding powers of attorney or other grants of discretionary authority executed or in force on behalf of the Company or any of its Subsidiaries.

Section 3.29 Acknowledgment. None of the information supplied by the Company or its officers, employees, agents, representatives or advisers to the Sellers or their officers, employees, agents, representatives or advisers prior to the date of this Agreement in connection with the warranties, the contents of the Company Disclosure Schedule, or otherwise in relation to the business or affairs of the Company shall constitute or be deemed a representation, warranty or guarantee of its accuracy by the Company to the Sellers and the Sellers hereby waive any claims against the Company, any of the Company’s Subsidiaries and any Employees which they might otherwise have in respect of the same. The Sellers acknowledge that no information or knowledge of or notice to the Buyer or any of its employees, advisors, agents or other representatives shall qualify or otherwise affect the representations, warranties or covenants in this Agreement, or prejudice any claim by the Purchaser under the Warranties or operate to reduce any amount recoverable by the Purchaser in respect of any breach of any of the Warranties. Without prejudice to the foregoing, the rights and remedies of the Purchaser in respect of the Warranties shall not be affected by any investigation made by or on behalf of the Purchaser into the affairs of the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER AND BUYER PARENT

Each of the Buyer and the Buyer Parent, jointly and severally, represents and warrants to the Sellers as of the date hereof and as of the Closing as follows:

Section 4.1 Organization and Qualification. The Buyer is a private limited company duly organized and validly existing under the laws of Singapore and, if applicable, in good standing under the laws of Singapore. The Buyer Parent is a corporation duly organized and validly existing under the laws of Delaware and is in good standing under the laws of Delaware. Each of the Buyer and the Buyer Parent has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted.

Section 4.2 Corporate Authorization. Each of the Buyer and the Buyer Parent has full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreement and to perform its respective obligations hereunder and thereunder. The execution, delivery and performance by the Buyer and the Buyer Parent of this Agreement and the Ancillary Agreement has been duly and validly authorized and no additional corporate or shareholder authorization or consent is required in connection with the execution, delivery and performance by the Buyer and the Buyer Parent of this Agreement or the Ancillary Agreement .

Section 4.3 Consents and Approvals. No consent, approval, waiver, authorization, notice or filing is required to be obtained by the Buyer or the Buyer Parent or any of their Affiliates from, or to be given by the Buyer or the Buyer Parent or any of their Affiliates to, or made by the Buyer or the Buyer Parent or any of their Affiliates with, any Government Entity or other Person in connection with the execution, delivery and performance by the Buyer and the Buyer Parent of this Agreement and the Ancillary Agreement other than those the failure of which to obtain, give or make would not, individually or in the aggregate materially impair or delay the ability of the Buyer or the Buyer Parent to effect the Closing or to perform their obligations under this Agreement. No consent, approval, waiver, authorization, notice or filing is required to be obtained by the Buyer or the Buyer Parent or any of their Affiliates from, or to be given by the Buyer or the Buyer Parent or any of their Affiliates to, or made by the Buyer or the Buyer Parent or any of their Affiliates with, any Person which is not a Government Entity in connection with the execution, delivery and performance by the Buyer and the Buyer Parent of this Agreement and the Ancillary Agreement.

Section 4.4 Non-Contravention. The execution, delivery and performance by the Buyer or the Buyer Parent or any of their Affiliates of this Agreement and the Ancillary Agreement, the performance by any of them of their obligations herein and therein and the consummation of the transactions contemplated hereby and thereby, do not and will not (i) violate any provision of the organizational documents of the Buyer or the Buyer Parent or (ii) assuming the receipt of all consents, approvals, waivers and authorizations and the making of all notices and filings required to be made or obtained by the Buyer or the Buyer Parent or any of their Affiliates, violate or result in a breach of or constitute a default under any Law to which the Buyer or the Buyer Parent or any of their Affiliates is subject.

Section 4.5 Binding Effect. This Agreement and the Ancillary Agreement, when executed and delivered by each of the Sellers and the other parties thereto, constitute a valid and legally binding obligation of the Buyer and the Buyer Parent, enforceable against each party in accordance with their respective terms.

Section 4.6 Finders’ Fees. Except for such fees as shall be payable by Buyer or Buyer Parent to Financial Technology Partners L.L.C. in connection with the transactions contemplated by this Agreement, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Buyer or the Buyer Parent.

Section 4.7 Financing. Buyer has and will have at Closing (i) sufficient funds available to pay the Purchase Price and any expenses incurred by Buyer in connection with the transactions contemplated by this Agreement and (ii) the resources and capabilities (financial or otherwise) to perform its obligations hereunder.

ARTICLE V

COVENANTS

Section 5.1 Access and Information.

(a) From the date hereof until the earlier to occur of (1) the termination of this Agreement pursuant to its terms or (2) the Closing, subject to reasonable rules and regulations of each of the Sellers and any applicable Laws, each of the Sellers shall afford the Buyer and its Affiliates and representatives reasonable access, during regular business hours and upon reasonable advance notice, to the Employees, and the Transferred Assets, the Books and Records and the Business, (ii) furnish, or cause to be furnished, to the Buyer any financial and operating data and other information that is available with respect to the Business as the Buyer from time to time reasonably requests; and (iii) instruct the Employees and counsel and financial advisors to the Seller to cooperate in a reasonable manner with the Buyer in its investigation of the Business, including instructing its accountants to give the Buyer reasonable access to their work papers Related to the Business. No investigation pursuant to this Section 5.1(a) shall be conducted in a manner which interferes unreasonably with the conduct of the Business. No investigation pursuant to this Section 5.1(a) shall alter any representation or warranty given hereunder by either of the Sellers. All requests for information made pursuant to this Section 5.1(a) shall be directed to an executive officer of the Sellers or such Person or Persons as may be designated by the Sellers. All information received pursuant to this Section 5.1(a) shall be governed by the terms of the Confidentiality Agreement. No information of which the Buyer may have knowledge (whether actual, constructive or imputed) shall qualify or shall be deemed to qualify any of the representations, warranties or covenants in this Agreement or prejudice any claim by the Buyer under this Agreement or reduce any amounts recoverable by the Buyer in respect of any breach thereof.

(b) Following the Closing, upon the request of the other party, to the extent permitted by Law and confidentiality obligations existing as of the Closing Date, each of the Sellers shall grant to the Buyer, and its representatives, and the Buyer shall grant to each of the Sellers, and its representatives, during regular business hours and subject to reasonable rules and regulations of the granting party, the right, at the expense of the non-granting party, to inspect and copy the books, records and other documents in the granting party’s possession pertaining to the operation of the Business or the Employees (subject to applicable privacy laws), including books of account, records, files, invoices, correspondence and memoranda, customer and supplier lists, data, specifications, insurance policies, operating history information and inventory records, and shall make their respective personnel reasonably available for as otherwise may be necessary or desirable to enable the party requesting such assistance to: (i) comply with any reporting, filing or other requirements imposed by any Government Entity, including filing any Tax Returns and responding to Tax audits or taxing authority disputes with respect to the Business and the Employees; (ii) assert or defend any claims or allegations in any litigation or arbitration or in any administrative or legal proceeding other than claims or allegations that one party to this Agreement has asserted against the other; or (iii) subject to clause (ii) above, perform its obligations under this Agreement; provided, however, that this Section 5.1 is subject to any limitations that are reasonably required to preserve any applicable attorney-client privilege or third-party confidentiality obligations of the Sellers. The party requesting such information or assistance shall reimburse the other party for all reasonable out-of-pocket costs and expenses incurred by such party in providing such information and in rendering such assistance. The access to files, books and records contemplated by this Section 5.1 shall be upon reasonable prior notice and shall be subject to such reasonable limitations as the party having custody or control thereof may impose to preserve the confidentiality of information contained therein.

(c) Each party holding originals of Books and Records and Permits shall preserve such originals for at least seven (7) years after the Closing Date.

Section 5.2 Conduct of Business. During the period from the date hereof to the Closing, except as otherwise contemplated by this Agreement, as set forth on Schedule 5.2 or as the Buyer otherwise consents in writing, each of the Sellers shall conduct the Business in the Ordinary Course and use their commercially reasonable efforts to preserve intact the Business and its relationship with its customers, suppliers, creditors and employees in accordance with past practices. During the period from the date hereof to the Closing, except as set forth on Schedule 5.2 or as otherwise contemplated by this Agreement or as the Buyer shall otherwise consent, each of the Sellers shall not, with respect to the Business:

(a) incur, create or assume any Encumbrance on any of any Transferred Assets other than a Permitted Encumbrance;

(b) sell, lease, license, transfer or dispose of any Transferred Assets other than in the Ordinary Course of Business;

(c) terminate or extend or modify any Material Contract other than in the Ordinary Course of Business;

(d) enter into any Material Contract other than in the Ordinary Course of Business;

(e) dispose of or permit to lapse any rights in, to or for the use of any Registered Intellectual Property that is Transferred Intellectual Property;

(f) (i) increase the compensation of any of the Transferred Employees or independent contractors of the Business, except in the Ordinary Course of Business or pursuant to the terms of agreements or plans currently in effect or as required to comply with applicable Law, (ii) pay or agree to pay or increase or agree to increase any pension, retirement allowance, severance or other employee benefit not already required or provided for under any existing plan, agreement or arrangement to any Transferred Employee, (iii) except as required by applicable Law, amend in any respect any such plan, agreement or arrangement, other than amendments that result in de minimis additional expense or (iv) materially change the duties or responsibilities of any of the Transferred Employees, except as required by applicable Law;

(g) assume or enter into any labor or collective bargaining agreement relating to the Business;

(h) settle any material claims, actions, arbitrations, disputes or other proceedings Related to the Business for an amount in the aggregate that exceeds $75,000, exclusive of any amounts covered by Sellers’ insurance policies;

(i) materially accelerate or delay the delivery or sale of Products or the incurrence of capital expenditures Related to the Business, or (except in the Ordinary Course) offer material discounts on sale of Products;

(j) cancel or compromise any material debt or claim or waive any rights of material value to the Business without the Business receiving a realizable benefit of similar or greater value, or voluntarily suffer any extraordinary loss;

(k) cease or curtail the manufacture of Inventory, except in the Ordinary Course or consistent with projected sales of the Products; or

(l) authorize or enter into any agreement or commitment with respect to any of the foregoing.

Section 5.3 Reasonable Efforts. Each of the Sellers and the Buyer shall cooperate and use commercially reasonable efforts to fulfill as promptly as practicable the conditions precedent to any other party’s obligations hereunder, including securing as promptly as practicable all material consents, approvals, waivers and authorizations required in connection with the transactions contemplated hereby. Without limiting the generality of the foregoing, each of the Sellers and the Buyer will use commercially reasonable efforts to make all filings and submissions required by any applicable Laws and promptly file any additional information requested as soon as reasonably practicable after receipt of such request therefor; provided, however, that notwithstanding anything to the contrary herein, nothing in this Agreement shall require the Buyer, the Sellers or any of their respective Affiliates to (i) agree to or to effect any divesture, hold separate, or enter into any license or similar agreement with respect to, or agree to restrict its ownership or operation of, any business, assets, operations, product lines or interest therein of Buyer, the Company, the Sellers or any of their respective Affiliates or of the Business, (ii) agree to any material changes (including, without limitation, through a licensing arrangement) or material restriction on, or other material impairment of Buyer’s or any of the Sellers’ ability to own or operate, any such assets, licenses, product lines, businesses or interests therein or its ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the capital stock of the Company or any of the Sellers’ direct or indirect Subsidiaries, as applicable; (iii) enter into, amend, or agree to enter into or amend, any material contracts of the Buyer, the Sellers or any of their respective Affiliates or of the Company and its Subsidiaries, (iv) otherwise waive, abandon or alter any material rights or obligations or (v) file or defend any lawsuit, appeal any judgment or order or contest any injunction issued in a proceeding initiated by a Governmental Entity.

Section 5.4 Payment or Reimbursement Obligations.

(a) To the extent that the Company or any of its Subsidiaries is liable under the terms of any Contract with Plexus with respect to any purchase or payment obligation in respect of excess or obsolete components in existence on or prior to the Closing in an amount that exceeds $300,000 in the aggregate, the Sellers shall, jointly and severally, be responsible to reimburse such amount to the Company therefor within three Business Days of a request by the Company setting forth in reasonable detail the circumstances and calculation of such liability.

(b) The Sellers agree that they will remain responsible for any payments arising under the repair obligations specified in the Dublin Lease under clause 4.32 thereof (such payments being referred to as the “Dilapidations”). In the event that the Company or any of its Subsidiaries is liable for any such Dilapidations, the Sellers shall, jointly and severally, be responsible to reimburse any amounts paid by the Company within three Business Days of a request by the Company. The Buyer agrees that, following the Closing Date, it will, and will cause the Company to, act as a prudent tenant and not damage or destroy the premises subject to the Dublin Lease or any fixtures, fittings or other part thereof (normal wear and tear excepted).

(c) The Sellers agree that they shall jointly and severally indemnify and hold harmless the Company, the Buyer and any other Indemnified Parties from and against any Losses (including, for the avoidance of doubt, any repayment obligations and any failure to receive undisbursed amounts) in respect of any Enterprise Ireland Grant. Such indemnification by Sellers to the Indemnified Parties shall be treated as a reimbursement obligation the recovery of which shall not be subject to limitation pursuant to Section 7.2(b); and provided, however that such indemnification in respect of the Enterprise Ireland Grant related to RTI Grant (Project Number 135691) shall cover any Losses (including, for the avoidance of doubt, any repayment obligations and any failure to receive undisbursed amounts) up to a limit of €189,000 which shall be counted toward the aggregate liability of Sellers to the Indemnified Parties pursuant to Section 7.2(b)(ii).

Section 5.5 Employees. Each of the Sellers or its Affiliates will be responsible for and shall cause to be discharged and satisfied in full all amounts owed to or in respect of Transferred Employees, including, without limitation, all Liabilities related to wages, salaries, sick pay, commissions, bonuses, or other compensation (including severance or termination pay) and benefits incurred with respect to Transferred Employees prior to or as of the Closing (including, for the avoidance of doubt, pension contributions and life and disability insurance premiums) to the extent not accrued on the Closing Statement; provided, however, that the Buyer will be responsible for Liabilities related to accrued vacation pay pursuant to employment contracts with any Transferred Employees. The Buyer shall be liable for all wages, salaries, sick pay, accrued vacation, commissions, bonuses or other compensation (including severance or termination pay and, for the avoidance of doubt, pension contributions and life and disability insurance premiums) for the Transferred Employees after the Closing on terms no less beneficial to the Transferred Employees under the terms of the Transferred Employees’ employment arrangements in existence as of the Closing. The Sellers shall use reasonable best efforts to, and shall use reasonable best efforts to procure that the Company shall, (i) execute such documentation as is legally required to substitute the Company as the principal employer and the trustee of the Transferred Employee Pension Plans with effect from the Closing, and to the extent that this cannot be achieved by the Closing, the Buyer shall use reasonable best efforts to, and shall use reasonable best efforts to procure that the Company shall, execute such documentation, (ii) establish life assurance and permanent health insurance arrangements in respect of Employees employed in Ireland and the United Kingdom with effect from the Closing, the terms of which shall, so far as is reasonably practicable and so far as can be obtained on normal insurance terms, be the same as those which applied prior to the Closing.

Section 5.6 Non-Solicitation/Non-Competition.

(a) Each of the Sellers agrees that for the period commencing on the Closing Date and expiring eighteen months following the Closing Date it will not directly or indirectly (i) solicit for employment or any similar arrangement any Transferred Employee or (ii) hire or assist any other Person in hiring any Transferred Employee.

(b) Each of the Sellers agrees that for the period commencing on the Closing Date and expiring on the fifth anniversary of the Closing Date it shall not engage, either directly or indirectly, alone or with others, as stockholders or otherwise in any business (each, a “Competing Business”) that develops, designs, manufactures, markets or sells hardware, software or services that competes with the Business.

(c) The parties acknowledge and agree that this Section 5.6 shall not apply to, or in any way limit the activities of, any purchaser of the outstanding securities or the assets or business of a Seller or any Affiliate of such purchaser (except for the Sellers and each of their respective Affiliates as of the Closing Date).

Section 5.7 Further Assurances.

(a) From time to time after the Closing Date, each party hereto shall, and shall cause its Affiliates, promptly to execute, acknowledge and deliver any other assurances or documents or instruments of transfer reasonably requested by the other parties hereto and necessary for the requesting party to satisfy its obligations hereunder or to obtain the benefits of the transactions contemplated hereby. Without limiting the generality of the foregoing, to the extent that the Buyer or either of the Sellers (i) discover following Closing that any asset that was intended to be transferred pursuant to this Agreement was not transferred at Closing, each of the Sellers shall or shall cause its Affiliates promptly to assign and transfer to the Buyer all right, title and interest in such asset and (ii) discover following Closing that any asset that was not a Transferred Asset pursuant to this Agreement was transferred at Closing, the Buyer shall or shall cause its Affiliates promptly to assign and transfer to the applicable Seller all right, title and interest in such asset. Without limiting the generality of the foregoing to the extent any Accounts Receivable that are Related to the Business are paid to or collected by any of the Sellers or any of their Affiliates, Sellers will cause such payment to be sent via wire transfer to the Company within two Business Days of receipt thereof. Following the Closing Date, the Buyer shall provide each of the Sellers with reasonable access to the Books and Records, including, without limitation, copies of Source Code, to the extent reasonably necessary to permit the Sellers to satisfy and discharge the Excluded Liabilities.

(b) To the extent that the assignment of any Contract that is otherwise a Transferred Asset hereunder requires the consent of a third party, without such consent having been received as of the Closing Date, this Agreement shall not require an immediate assignment of such Contract if such assignment would constitute a breach thereof (any such Contracts are referred to herein as “Unassigned Contracts”). The Sellers agree that they will, beginning at the date hereof and ending 90 days following the Closing Date, seek to obtain the consent of any such third party or parties to the assignment of all such Unassigned Contracts using efforts that a reasonable and prudent seller of a business would use in order to satisfy a condition to completion of the sale of such business. The Company shall cooperate in such efforts. Until such consent has been obtained, (i) the Company shall, to the extent permitted to do so by the counterparty to such Unassigned Contract, perform for the benefit of such counterparties the obligations thereunder of Seller or Seller’s Subsidiary, as the case may be, and (ii) the Sellers shall provide the Company with the economic benefits to which the Seller or any of its Affiliates is entitled, and which any of them receives under such Unassigned Contract. Subject to the limitation in the preceding sentence, each Unassigned Contract shall otherwise be treated as a Transferred Asset under this Agreement. In the event that a counterparty to an Unassigned Contract is entitled under applicable Law or the terms of such Unassigned Contract to refuse to accept performance by the Company of the obligations of the Seller or the Sellers Subsidiaries thereunder: (i) the Sellers shall indemnify and hold harmless the Indemnified Parties from and against any Third Party Claims made by such counterparty in respect of such Unassigned Contract subject to the procedures and limitations applicable to indemnification pursuant to Article VII hereof, and (ii) for the avoidance of doubt, the Sellers and their Affiliates shall be solely responsible for any claims made by a counterparty in respect of any such Unassigned Contract, provided that the foregoing indemnity shall with respect to any individual Unassigned Contract terminate at such time as the Company has been permitted by such counterparty to perform under such Unassigned Contract and the counterparty has not timely refused to accept performance thereunder by the Company. At such time as the Company has been permitted by a counterparty to perform under an Unassigned Contract and such counterparty, being entitled under applicable Law or the terms of such Unassigned Contract to refuse to accept performance by the Company of the obligations of the Seller or the Sellers Subsidiaries thereunder, has not timely refused to permit performance thereunder by the Company, such Unassigned Contract shall be treated as a Transferred Asset under this Agreement. Promptly after the receipt of any such required Consent, the Sellers will give notice of such consent to the Company and the Buyer and shall, as of the date of such notice, assign such Contract pursuant to an instrument of assignment in a form contemplated by Section 2.1 and such Unassigned Contract shall thereupon constitute a Transferred Asset.

Section 5.8 No Shop. None of the Sellers shall, nor shall any of them authorize or permit any of their respective officers, directors, employees, representatives and agents to, directly or indirectly, (a) initiate, solicit or knowingly encourage any Acquisition Proposal or (b) participate in any discussions or negotiations (and, as of the date hereof, Parent shall immediately cease any discussions or negotiations that are ongoing) regarding, or furnish any confidential information with respect to, or participate in, any effort or attempt by any third party in connection with an Acquisition Proposal. For purposes of this Agreement, “Acquisition Proposal” shall mean any proposal or offer from any third party concerning any sale of the Business, but shall not include any proposal or offer to acquire all of the outstanding securities of the Parent.

Section 5.9 Intellectual Property Non-Assertion. Each of the Sellers agrees that it shall not assert against the Buyer or any of its Affiliates or any of their employees, contractors or successor or assigns any Intellectual Property owned or controlled by it or any of its Affiliates as of the Closing Date in connection with the operation of the Business.

Section 5.10 Additional Financial Statements. The Sellers will prepare and furnish to the Buyer, as soon as they become available and in any event not later than 15 days after the end of each month, financial reports concerning the Business for each full monthly period prior to the Closing in the form that the Sellers customarily prepare for their internal purposes (the “Additional Financial Statements”). The Sellers will prepare each of the Additional Financial Statements on a basis and using accounting policies, principles and practices consistent with the Company Financial Statements.

Section 5.11 Ancillary Agreements. At the Closing, Sellers shall and shall cause each of its Affiliates who is a party to any Ancillary Agreement to, execute the Ancillary Agreements to which it is a party, and Buyer shall execute and deliver each of the Ancillary Agreements.

Section 5.12 Buyer Parent Performance. Buyer Parent hereby agrees that in the event that the Buyer (or following Closing, the Company) fails to perform any of its obligations set forth in this Agreement, including without limitation, any obligation set forth in Sections 2.3, 2.4 and 2.8 of this Agreement, the Buyer Parent shall, at its option, immediately either cause the Buyer or the Company to so perform or shall itself, directly or through another subsidiary, perform such obligation.

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.1 Conditions to the Obligations of the Buyer and the Sellers. The obligations of the parties hereto to effect the Closing are subject to the satisfaction (or waiver) prior to the Closing of the following conditions:

(a) No Prohibition. No Law shall be in effect prohibiting the Transaction.

(b) Consents and Approvals. All Seller Required Approvals set forth on Section 3.3(a) of the Company Disclosure Schedule shall have been obtained and shall remain in full force and effect.

Section 6.2 Conditions to the Obligations of the Buyer. The obligation of the Buyer to effect the Closing is subject to the satisfaction (or waiver) prior to the Closing of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Sellers in this Agreement shall be true and correct in all respects as of the date hereof and as of the Closing as if made on and as of the Closing (except for such representations and warranties that are made as of a specific date, which shall be true and correct in all respects as of such date); provided, however, that this Section 6.2(a) shall be deemed to be satisfied so long as any failures of such representations and warranties to be true and correct, in the aggregate, do not constitute a Material Adverse Effect as of the Closing (it being understood that, for purposes of determining the truth and correctness of the representations and warranties of the Sellers all “Material Adverse Effect” qualifications and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded).

(b) Covenants. Each of the covenants and agreements of the Sellers to be performed on or prior to the Closing shall have been performed, except for any failure to perform that is not willful and does not constitute a Material Adverse Effect as of the Closing.

(c) Employment Letters. At least nine of the Key Employees (including at least five of the six Senior Key Executives) shall have entered into an Employment Letter.

(d) No Material Adverse Effect. Except as contemplated in the Company Disclosure Schedule, since the date of this Agreement, there shall not have occurred any change, event, circumstances or development that has had, or is reasonably likely to have, a Material Adverse Effect.

(e) Certificate. The Buyer shall have received a certificate, signed by the Chief Executive Officer and the Chief Financial Officer of the Parent and dated the Closing Date, to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

(f) Ancillary Agreements. Each of the Sellers and its Affiliates shall have executed and delivered the Ancillary Agreements to which they are a party.

Section 6.3 Conditions to the Obligations of the Sellers. The obligation of each of the Sellers to effect the Closing is subject to the satisfaction (or waiver) prior to the Closing of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Buyer and the Buyer Parent contained in this Agreement shall be true and correct in all respects as of the date hereof and as of the Closing as if made on and as of the Closing (except for such representations and warranties that are made as of a specific date, which shall be true and correct in all respects as of such date); provided, however, that this Section 6.3(a) shall be deemed to be satisfied so long as any failures of such representations and warranties to be true and correct do not impair the ability of the Buyer and the Buyer Parent to consummate the transactions contemplated by, and perform their respective obligations under, this Agreement in all material respects.

(b) Covenants. Each of the covenants and agreements of the Buyer to be performed on or prior to the Closing shall have been duly performed in all material respects.

(c) Ancillary Agreements. The Buyer shall have executed and delivered the Ancillary Agreements.

(d) Certificate. The Sellers shall have received a certificate, signed by the Chief Executive Officer and the Chief Financial Officer of the Buyer and dated the Closing Date, to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

ARTICLE VII

SURVIVAL; INDEMNIFICATION; CERTAIN REMEDIES

Section 7.1 Survival. The representations and warranties of each of the Sellers, the Buyer and the Parent Buyer contained in this Agreement shall survive the Closing for the periods set forth in this Section 7.1. All representations and warranties contained in this Agreement and all claims with respect thereto shall terminate eighteen (18) months after the Closing Date, except that (a) the representations and warranties set forth in Sections 3.1, 3.2 and 3.5 and any claims with respect thereto shall survive indefinitely, (b) the representations and warranties in Section 3.12 and any claims with respect thereto shall terminate two (2) years after the Closing Date (the “IP Indemnification Period”), and (c) the representations and warranties contained in Section 3.8 (and Exhibit 3.8) and any claims with respect thereto shall terminate upon the expiration of the applicable statute of limitations, which in the case of any claims with respect thereto that arise in Ireland shall be the date that is four years from the end of the accounting period in which the corporation tax return relevant to the accounting period during which the Closing Date falls is required to be delivered (the “Tax Indemnification Period”); it being understood that in the event notice of any claim for indemnification under Section 7.2(a) hereof has been given (within the meaning of Section 9.1) within the applicable survival period, the representations and warranties that are the subject of such indemnification claim shall survive with respect to such claim until such time as such claim is finally resolved.

Section 7.2 Indemnification by the Sellers.

(a) Each of the Sellers hereby jointly and severally agrees that from and after the Closing it shall indemnify, defend and hold harmless the Buyer, its Affiliates (including the Company after the Closing), and their respective directors, officers, agents, representatives and employees and their heirs, successors and permitted assigns, each in its capacity as such (the “Indemnified Parties”) from, against and in respect of any damages, losses, charges, Liabilities, claims, demands, actions, suits, proceedings, payments, judgments, settlements, assessments, deficiencies, taxes, interest, penalties, and costs and expenses (including removal costs, remediation costs, closure costs, fines, penalties and expenses of investigation, reasonable attorneys’ fees, and reasonable out of pocket disbursements) (collectively, “Losses”) imposed on, sustained, incurred or suffered by, any of the Indemnified Parties, directly or indirectly relating to or arising out of (i) any breach or inaccuracy of any representation or warranty made by either of the Sellers contained in this Agreement (other than the representations and warranties in this Agreement in respect of stamp duty) or any

Ancillary Agreement for the period such representation or warranty survives, it being understood that for purposes of this Section 7.2(a) any qualifications relating to materiality, including the term “Material Adverse Effect,” contained in such representation or warranty shall be disregarded for purposes of determining whether such representation or warranty was breached, (ii) any breach of any covenant or agreement of any of the Sellers or their Affiliates contained in this Agreement or any Ancillary Agreement, (iii) any of the Excluded Liabilities and (iv) any Open Pay Losses.

(b) Notwithstanding any provision to the contrary in this Agreement, any Ancillary Agreement, any document delivered pursuant to this Agreement or otherwise,

(i) except in the case of fraud, willful breach or willful misrepresentation, the indemnification provided by Sellers in this Article VII shall be the sole and exclusive remedy in law or in equity available to the Indemnified Parties for Losses or any other damages arising out of, resulting from, or related to, a breach of any of the terms, conditions, representations, warranties, covenants, agreements or obligations contained in or related to this Agreement, any Ancillary Agreement or any document delivered pursuant to this Agreement or any right, claim or action otherwise arising from or related to the Business or the transactions contemplated by this Agreement; provided that the Buyer shall be entitled to specific performance of any covenants or obligations of the Sellers in this Agreement or any Ancillary Agreement, including any payment or reimbursement obligation in Article V of this Agreement, which shall not except as otherwise expressly provided therein, be subject to limitation under this Section 7.2(b); and provided further that any Working Capital Adjustment shall be governed exclusively by Section 2.6 of this Agreement; and

(ii) except in the case of fraud, willful breach or willful misrepresentation or breach by the Sellers of Section 3.5(f), or indemnification pursuant to Section 7.2(a)(iii), in no event shall the aggregate liability of Sellers to the Indemnified Parties in law, equity or otherwise for Losses or any other damages arising out of, resulting from, or related to, a breach of any of the terms, conditions, representations, warranties, covenants, agreements and obligations contained in or related to this Agreement, any Ancillary Agreement or any document delivered pursuant to this Agreement or any right, claim or action otherwise arising from or related to the Business or the transactions contemplated by this Agreement exceed $2,000,000 in the aggregate provided, however, that the liability of Sellers for fraud, willful breach or willful misrepresentation shall not, in the aggregate, exceed an amount equal to the Purchase Price less any amounts previously paid by Sellers to the Indemnified Parties pursuant to this Article VII, and provided further that in the event of any Open Pay Losses, such $2,000,000 aggregate limit shall be increased by the amount of such Open Pay Losses (such increase not to exceed $100,000).

(c) There shall be no right to indemnification pursuant to this Article VII unless and until aggregate indemnifiable Losses exceed $75,000 (the “Threshold Amount”), in which event the Indemnified Parties shall be entitled to recover only such Losses exceeding the Threshold Amount.

(d) The amount of Sellers’ liability shall be reduced by the amount of any insurance proceeds or other third party indemnity or contribution amounts actually received in respect thereof by the Indemnified Parties. Each Indemnified Party shall use commercially reasonable efforts to mitigate its damages but shall be under no obligation to seek recovery of any such insurance, indemnity or contribution or to prioritize payments. For the avoidance of doubt, Buyer and the other Indemnified Parties (including the Company as party to any agreement or instrument pursuant to which the Reorganization is effected) shall not be entitled to multiple or duplicative recoveries for any single Loss.

(e) Subject to Section 7.2(b)(ii), if any deductions and/or withholdings are required by law to be made from any sum payable by the Sellers to an Indemnified Party under Section 7.2(a), the Sellers shall pay to the Indemnified Party such sum as will, after the deductions and/or withholdings are made, leave the Indemnified Party with the same amount as it would have been entitled to receive if no such deductions and/or withholdings had been required to be made. Subject to Section 7.2(b)(ii), if any sum payable by the Sellers to an Indemnified Party under Section 7.2 (a) shall be subject to Tax in the hands of the Indemnified Party, the Sellers shall be under the same obligation to make an increase payment in relations to that Tax as if the liability were a deduction or withholding required by law.

Section 7.3 Third Party Claims.

(a) If any Third Party shall notify an Indemnified Party with respect to any matter which may give rise to a claim or demand under this Article VII (a “Third Party Claim”), such Indemnified Party shall promptly, but in no event more than ten (10) days following such Indemnified Party’s receipt of a Third Party Claim, notify the Parent (acting on behalf of the Sellers) in writing of such Third Party Claim, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable (which estimate shall not be conclusive of the final amount of such Third Party Claim), any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (a “Claim Notice”); provided, however, that the failure timely to give a Claim Notice shall not affect the rights of an Indemnified Party hereunder except to the extent that such failure has a prejudicial effect on the defenses or other rights available to the Indemnifying Party with respect to such Third Party Claim. The Sellers shall have thirty (30) days (or such lesser number of days set forth in the Claim Notice as may be required by court proceeding in the event of a litigated matter) after receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party that they desire to defend the Indemnified Party against such Third Party Claim.

(b) In the event that the Parent (acting on behalf of the Sellers) notifies the Indemnified Party within the Notice Period that they desire to defend the Indemnified Party against a Third Party Claim, the Sellers shall have the right to defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense. Once the Sellers have duly assumed the defense of a Third Party Claim, the Indemnified Party may retain counsel at its sole expense, who shall be permitted to monitor the Sellers’ defense of a Third Party Claim for the purpose of advising the Indemnified Party of the status and progress of the defense. The Indemnified Party shall participate in any such defense at its sole expense unless the Sellers and the Indemnified Party are both named parties to the proceedings and the Indemnified Party shall have reasonably concluded that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. The Sellers shall not, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any Third Party Claim except on a basis that would result solely in monetary liability of the Indemnified Party which is promptly paid by the Indemnifying Parties (or paid by the Escrow Agent pursuant to the Escrow Agreement).

(c) If the Sellers (i) elect not to defend the Indemnified Party against a Third Party Claim, whether by not giving the Indemnified Party timely notice of their desire to so defend or otherwise or (ii) after assuming the defense of a Third Party Claim, fail to take reasonable steps necessary to defend diligently such Third Party Claim within ten (10) days after receiving written notice from the Indemnified Party to the effect that the Sellers have so failed, the Indemnified Party shall have the right but not the obligation to assume its own defense. The Indemnified Party may settle any such Third Party Claim in its discretion but any such settlement made without the consent of the Sellers (which consent shall not be unreasonably withheld) shall not be conclusive as to the Sellers’ liability under this Article VII.

(d) The Indemnified Party and the Sellers shall cooperate in order to ensure the proper and adequate defense of a Third Party Claim, including by providing access to each other’s relevant business records and other documents, and employees.

(e) The Indemnified Party and the Sellers shall use reasonable best efforts to avoid production of confidential information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

Section 7.4 Direct Claims. If an Indemnified Party wishes to make a claim for indemnification hereunder for a Loss that does not result from a Third Party Claim (a “Direct Claim”), the Indemnified Party shall notify the Sellers in writing of such Direct Claim, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable (which estimate shall not be conclusive of the final amount of such Direct Claim), any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto. The Sellers shall have a period of 30 days following notice of such Direct Claim within which to respond to such Direct Claim. If the Sellers do not respond within such 30-day period, the Sellers will be deemed to have accepted the Direct Claim. If the Sellers reject all or any part of the Direct Claim, the Indemnified Person shall be free to seek enforcement of its rights to indemnification, if any, under this Agreement with respect to such Direct Claim.

Section 7.5 No Consequential Damages. The parties hereto acknowledge that Losses shall not include, and the Sellers and their Affiliates shall not be liable to pay under this Article VII or any other indemnification obligation under this Agreement, consequential, punitive, special, incidental or indirect damages (except in any such case in the event of payment, or an obligation to pay, by an Indemnified Party of consequential, punitive, special, incidental or indirect damages in respect of a Third Party Claim or otherwise to any third party).

Section 7.6 Payments. The Sellers shall pay all amounts payable pursuant to this Article VII (other than any amounts paid pursuant to the Escrow Agreement) by wire transfer of immediately available funds, promptly following receipt from an Indemnified Party of a bill, together with all accompanying reasonably detailed back-up documentation, for a Loss that is the subject of indemnification hereunder, unless the Sellers dispute the Loss pursuant to Section 7.4, in which event they shall promptly pay any undisputed portion of such bill and notify the Indemnified Party of the nature and extent of its dispute. In any event, the Sellers shall pay to the Indemnified Party, by wire transfer of immediately available funds, the amount of any portion of any Loss for which they have disputed liability hereunder (other than those amounts paid pursuant to the Escrow Agreement) no later than three (3) Business days following any final determination of such Loss and the Sellers’ liability therefor. A “final determination” shall exist when (i) the parties to the dispute have reached an agreement in writing or (ii) the arbitrator shall have rendered a determination pursuant to the Escrow Agreement.

Section 7.7 Characterization of Indemnification Payments. All payments made by the Sellers to an Indemnified Party in respect of any claim pursuant to Section 7.2 shall be treated as adjustments to the Purchase Price for Tax purposes.

Section 7.8 Effect of Waiver of Condition. No party’s right to indemnity pursuant to this Article VII shall be adversely affected by the waiver by such party of a condition to closing set forth in Article VI unless such party makes clear by the terms of its waiver that it is foreclosing its right to indemnity with respect to the matter that is the subject of the waiver.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by written agreement of the Buyer and Parent;

(b) by either the Buyer, on the one hand, or the Sellers, on the other hand, by giving written notice of such termination to the other party or parties, if the Closing shall not have occurred on or prior to September 30, 2006 so long as the terminating party is not in material breach of its obligations under this Agreement;

(c) by Buyer if any condition to Closing set forth in Section 6.2 is not capable of being fulfilled as of the Closing so long as Buyer is not in material breach of its obligations under this Agreement; or

(d) by Sellers if any of the conditions to Closing set forth in Section 6.3 are not capable of being fulfilled as of the Closing so long as no Seller is in material breach of its obligations under this Agreement.

Section 8.2 Effect of Termination. In the event of the termination of this Agreement in accordance with Section 8.1, this Agreement shall thereafter become void and have no effect, and no party hereto shall have any liability to the other party hereto or their respective Affiliates, or their respective directors, officers or employees, except for Article IX (and any related definitional provisions set forth in Article I), and except that nothing in this Section 8.2 shall relieve any party from liability for any breach of this Agreement that arose prior to such termination.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered (x) five (5) Business Days after it is sent by registered or certified mail, return receipt requested, postage prepaid, (y) two (2) Business Days after it is sent for next Business Day delivery via a reputable international overnight courier service or (z) one (1) Business Day after transmission by facsimile with written confirmation received, in each case to the intended recipient as set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person:

To the Buyer and the Buyer Parent:

VeriFone, Inc.
2099 Gateway Place
San Jose, California 95110
Telephone: +1-408-232-7800
Fax: +1-408-232-7889
Attention: Barry Zwarenstein,
Chief Financial Officer

With a copy to:

Sullivan & Cromwell LLP
1870 Embarcadero Road
Palo Alto, California 94303
Telephone: +1-650-461-5600
Fax: +1-650-461-5700
Attention: Scott D. Miller

If to Parent and (pre-Closing) the Company:

Trintech Group plc
c/o A&L Goodbody
International Financial Services Center
North Wall Quay
Dublin 1, Ireland
Attention: Michael Greene
Fax: +353-1-649-2649

With copies to:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
Attention: Steven V. Bernard
Fax: +1-650-493-6811

and

A&L Goodbody
International Financial Services Center
North Wall Quay
Dublin 1, Ireland
Attention: Michael Greene
Fax: +353-1-649-2649

If to Cayman

Slan Limited
c/o M&C Corporate Services Ltd
PO Box 309GT
Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands
Attention: Maurice Hickey
Fax: +345-946-2211

With copies to:

Trintech Group plc
c/o A&L Goodbody
International Financial Services Center
North Wall Quay
Dublin 1, Ireland
Attention: Michael Greene
Fax: +353-1-649-2649

and

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
Attention: Steven V. Bernard
Fax: +1-650-493-6811

and

A&L Goodbody
International Financial Services Center
North Wall Quay
Dublin 1, Ireland
Attention: Michael Greene
Fax: +353-1-649-2649

Section 9.2 Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Buyer and each of the Sellers, or in the case of a waiver, by the party or parties against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.3 No Assignment or Benefit to Third Parties. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, legal representatives and permitted assigns. No party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other party hereto, except as provided in Section 9.5 and except that the Buyer may assign any and all of its rights under this Agreement to one or more direct or indirect wholly owned subsidiaries of VeriFone Holdings, Inc. (but no such assignment shall relieve the Buyer of any of its obligations hereunder). Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Buyer, the Sellers, the Indemnified Parties and their respective successors, legal representatives and permitted assigns, any rights or remedies under or by reason of this Agreement.

Section 9.4 Entire Agreement. This Agreement (including all Schedules and Exhibits hereto), together with the documents referred to herein, including the Ancillary Agreements and the Deed of Tax Covenant, contains the entire agreement between the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters, except for the Confidentiality Agreement, which shall remain in full force and effect until the Closing except for the provisions therein relating to non-solicitation of employees which shall survive for the period stated in the Confidentiality Agreement.

Section 9.5 Fulfillment of Obligations. Any obligation of any party to any other party under this Agreement, which obligation is performed, satisfied or fulfilled completely by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party. For purposes of this Agreement, any obligation of any party to assign any contract or other instrument shall be deemed to have been performed, satisfied and fulfilled by such party to the extent such contract or other instrument is novated by the parties thereto in favor of the proposed assignee.

Section 9.6 Public Disclosure. Notwithstanding anything to the contrary contained herein, except as may be required to comply with the requirements of any applicable Law and the rules and regulations of any stock exchange upon which the securities of one of the parties is listed, from and after the date hereof, no press release or similar public announcement or communication shall be made or caused to be made relating to this Agreement unless specifically approved in advance by the Buyer and the Parent.

Section 9.7 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such costs and expenses.

Section 9.8 Governing Law; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury. THE AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. Each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contained in or contemplated by this Agreement, exclusively in the United States District Court for the Southern District of New York or any New York State court sitting in New York County (the “Chosen Courts”), and solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto and (iv) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 9.1 of this Agreement. Each party hereto irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 9.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same Agreement. This Agreement may be executed by facsimile signature.

Section 9.10 Headings. The heading references herein and the table of contents hereof are for convenience purposes only, and shall not be deemed to limit or affect any of the provisions hereof.

Section 9.11 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

IN WITNESS WHEREOF, the parties have executed or caused this Agreement to be executed as of the date first written above.

TRINTECH GROUP PLC

By:	/s/ Cyril McGuire
Name:	Cyril McGuire
Title:	Chief Executive Officer

SLAN LIMITED

By:	/s/ K.C. Shea
Name:	K.C. Shea
Title:	Director

GRINDON LIMITED

By:	/s/ Cyril McGuire
Name:	Cyril McGuire
Title:	Director

VERIFONE SINGAPORE PTE LTD.

By:	/s/ David Martin
Name:	David Martin
Title:	Director

VERIFONE HOLDINGS, INC.

By:	/s/ Barry Zwarenstein
Name:	Barry Zwarenstein
Title:	Senior Vice President and Chief Financial Officer

Exhibit 99.1

VeriFone To Acquire Trintech’s Payment Systems Business

San Jose, Calif. & Dublin, Ireland – (BUSINESS WIRE) – Aug. 14, 2006 - VeriFone Holdings, Inc. (NYSE:PAY - News), today announced that it has agreed to acquire the payment systems business of Trintech Group PLC (NASDAQ:TTPA - News) in an all-cash transaction. Trintech’s unattended and outdoor payment systems will enhance VeriFone’s solutions in the growing markets for self-service payment, vending, and pay-at-the-pump applications.

The acquisition includes a range of payment systems that will support and extend VeriFone’s existing offerings for merchants and financial institutions. VeriFone will take over distribution of those products and will provide existing customers with service and support.

Trintech is divesting its payment systems business to concentrate on its transaction reconciliation software products and services, which allow customers to optimize enterprise funds management performance, including transaction verification, account reconciliation, process management and compliance.

“The acquisition continues VeriFone’s expansion into new growth markets,” said VeriFone Chairman and CEO Douglas G. Bergeron. “Trintech built a track record of innovation and leadership in unattended payment systems and EFT software. The acquisition of Trintech’s payments business and its strong customer relationships will further enhance VeriFone’s leadership in the growing and ever changing electronic payments business.”

“We are confident that the acquisition of our payment systems business by VeriFone is a strong fit with VeriFone’s global position in the secure electronic payment technologies marketplace,” said Trintech Chairman and Chief Executive Officer, Cyril McGuire. “Trintech is reinforcing its strategic focus on its core competence in the Funds Management business. This strategic sale is designed to allow Trintech to aggressively expand its transaction reconciliation software business globally servicing customers in the commercial, financial and healthcare markets.”

Under the terms of the Agreement, VeriFone will pay Trintech $12.1 million cash for all of the outstanding shares of a newly-formed subsidiary which, prior to closing, will hold substantially all of the assets and liabilities of the payment systems business of Trintech. The purchase price

-more-

is subject to adjustment based on the working capital of the business and other accruals at the closing date. Trintech’s board of directors has approved the sale, which is subject to customary closing conditions and is expected to close by the end of August, 2006.

Trintech will provide further information on this transaction on its next quarterly earnings call scheduled for Wednesday 23rd August, 2006.

William Blair & Company, LLC and Ion Equity acted as financial advisors to Trintech Group PLC. Financial Technology Partners LP and FTP Securities LLC (together “FT Partners”) acted as financial advisor to VeriFone.

About Trintech Group

Trintech Group is a leading provider of transaction reconciliation and payment infrastructure solutions to retailers, financial institutions, payment processors and network operators globally. Built on 19 years of experience, Trintech’s solutions manage each area of the payment transaction cycle from authentication, authorization, settlement, dispute resolution and reconciliation - enabling its customers to reduce transaction costs, eliminate fraud, minimize risk, maximize cashflow and increase profitability. Trintech can be contacted in Ireland at Trintech Building, South County Business Park, Leopardstown, Dublin 18 (Tel: +353 1 2074000), in the US at 15851 Dallas Parkway, Suite 855, Addison, TX 75001 (Tel: +1 972 701 9802), in Uruguay at Technology & Business Park, Zona America - Ruta 8 Km. 17.500, Of. 006 - Local 310, ZIP 91.600, Montevideo (Tel: + 598 2 518 2250), and in the UK at The Colonnades, Beaconsfield Close, Hatfield, Hertfordshire, AL10 8YD (Tel: +44 1707 632900).

About VeriFone Holdings, Inc. (www.verifone.com)

VeriFone Holdings, Inc. (“VeriFone”) (NYSE: PAY - News), a global leader in secure electronic payment technologies, provides expertise, solutions and services for today with a migration strategy for tomorrow. VeriFone delivers solutions that add value to the point of sale, resulting in improved merchant retention and the generation of new sources of revenue for its partners and customers. VeriFone solutions are specifically designed to meet the needs of vertical markets including financial, retail, petroleum, government and healthcare.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are made on the basis of the views and assumptions of the management of VeriFone Holdings, Inc. and Trintech Group PLC regarding future events and business performance as of the time the statements are made and they do not undertake any obligation to update these statements. Actual results may differ materially from those expressed or implied. For a list and description of such risks and uncertainties, with respect to VeriFone, see its filings with the Securities and Exchange Commission (the “SEC”). For a description of such risks and uncertainties, with respect to Trintech, see the Report of Foreign Issuer on Form 6-K of Trintech Group PLC for the quarter ended April 30, 2006 under the heading “Factors That May Affect Future Results.”

Contacts:

VeriFone Holdings, Inc.

Investor Contact:

William Nettles, 408-232-7843

ir@verifone.com

or

Editorial Contact:

Pete Bartolik, 508-283-4112

pete_bartolik@verifone.com

www.verifone.com

or

Trintech Group, Dublin

Maurice Hickey, +353 1 2074000

maurice.hickey@trintech.com